Exhibit (a)(1)(A)

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
LoJack Corporation
at
$6.45 Net Per Share
by
Lexus Acquisition Sub, Inc.,
a Wholly-Owned Subsidiary of
CalAmp Corp.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, MARCH 14, 2016 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MONDAY, MARCH 14, 2016), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger, dated as of February 1, 2016 (the "Merger Agreement"), by and among LoJack Corporation, a Massachusetts corporation (the "Company"), CalAmp Corp., a Delaware corporation ("CalAmp"), and Lexus Acquisition Sub, Inc., a Massachusetts corporation and a wholly-owned subsidiary of CalAmp ("Purchaser").

Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company at $6.45 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this "Offer to Purchase") and the related letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal" which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

Consummation of the Offer is conditioned upon, among other things, immediately prior to expiration of the Offer: (i) there being validly tendered and not withdrawn a number of Shares that, considered together with all other Shares then owned by CalAmp and its subsidiaries (including Purchaser), represents at least two-thirds (66 ⅔%) of the total number of outstanding Shares on a fully diluted basis; (ii) the applicable waiting period (or any extension thereof) or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or other antitrust laws having expired or been terminated or obtained; and (iii) no governmental body having enacted, issued, promulgated, enforced or entered any law or order that is then in effect and has the effect of enjoining or otherwise preventing or prohibiting the making of the Offer or consummation of the Merger. Provided that the conditions set forth above and all other conditions are satisfied or waived, Purchaser will purchase all Shares validly tendered and not validly withdrawn before the expiration of the Offer. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. On February 12, 2016, the Federal Trade Commission granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

Following the purchase by Purchaser of Shares tendered in the Offer at the Offer Price and, if applicable, the issuance of Shares pursuant to the Top-Up Option (as defined below) granted to Purchaser in the Merger Agreement, subject to the satisfaction or waiver of the conditions to the Merger that are described in "The Offer—Section 12—The Merger Agreement." Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly-owned subsidiary of CalAmp. At the closing of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by (i) Parent or Purchaser, which will be cancelled with no consideration; and (ii) any stockholders of the Company who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive an amount equal to the Offer Price, in cash, without interest (the "Merger Consideration").

____________________

After careful consideration, the Board of Directors of the Company (the "Company Board") has unanimously determined that it is in the best interests of the Company and its stockholders to enter into the Merger Agreement providing for, among other things, the acquisition of the Company by Parent and, in furtherance thereof, the Company Board has: (i) determined that the Merger Agreement, the Offer and the Merger are in the best interests of the stockholders of the Company; (ii) adopted the Merger Agreement and approved and declared advisable the Offer, the Merger and the other transactions contemplated by the Merger Agreement, each in accordance with the requirements of the Massachusetts Business Corporation Act (the "MBCA"); and (iii) resolved to recommend acceptance of the Offer and, if necessary, approval of the Merger Agreement by the stockholders of the Company.
____________________

This transaction has not been approved or disapproved by the Securities and Exchange Commission ("SEC") or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.
____________________

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

February 16, 2016

2

IMPORTANT

Any stockholder of the Company who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Offer—Section 3—Procedure for Tendering Shares"; or (ii) request that such stockholder’s bank, broker firm, dealer, trust company or other nominee effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a bank, broker firm, dealer, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "The Offer—Section 3—Procedure for Tendering Shares."

Questions and requests for assistance may be directed to the Information Agent (as defined in "Introduction") at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or your bank, broker firm, dealer, trust company or other nominee, and copies will be furnished promptly at Purchaser’s expense. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer may be found at http://www.sec.gov.

____________________

3

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
INTRODUCTION		9
THE OFFER		11
1.	Terms of the Offer	11
2.	Acceptance for Payment and Payment for Shares	12
3.	Procedure for Tendering Shares	13
4.	Withdrawal Rights	16
5.	Certain Material U.S. Federal Income Tax Consequences	16
6.	Price Range of Shares; Dividends	18
7.	Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations	19
8.	Certain Information Concerning the Company	20
9.	Certain Information Concerning Purchaser and CalAmp	21
10.	Source and Amount of Funds	22
11.	Background of the Offer; Other Transactions with the Company	22
12.	The Merger Agreement	28
13.	Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger	43
14.	Dividends and Distributions	45
15.	Conditions of the Offer	45
16.	Certain Legal Matters; Regulatory Approvals; Appraisal Rights	46
17.	Legal Proceedings	49
18.	Fees and Expenses	49
19.	Miscellaneous	49
SCHEDULE I–DIRECTORS AND EXECUTIVE OFFICERS OF CALAMP AND PURCHASER		50

i

SUMMARY TERM SHEET

Lexus Acquisition Sub, Inc. ("Purchaser"), a Massachusetts corporation and a wholly-owned subsidiary of CalAmp Corp., a Delaware corporation ("CalAmp"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of LoJack Corporation, a Massachusetts corporation (the "Company"), at $6.45 per Share (the "Offer Price"), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this "Offer to Purchase") and the related letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal" which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

The following are some of the questions you, as a stockholder of the Company, may have and answers to such questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. CalAmp and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning the Company contained herein and elsewhere in this Offer to Purchase has been taken from or is based upon publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. CalAmp and Purchaser have not independently verified the accuracy and completeness of such information. CalAmp and Purchaser have no knowledge that would indicate that any statements contained herein relating to the Company taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

In this Offer to Purchase, unless the context requires otherwise, the terms "we," "our" and "us" refer to CalAmp and its subsidiaries including Purchaser, collectively.

Who is offering to buy my securities?

Purchaser, Lexus Acquisition Sub., Inc., is a Massachusetts corporation formed for the purpose of making this Offer to acquire the outstanding Shares of the Company subject to the terms and conditions set forth herein. Purchaser is a wholly-owned subsidiary of CalAmp. CalAmp is a leading provider of wireless communications solutions for a broad array of applications to customers globally. See "The Offer—Section 9—Certain Information Concerning Purchaser and CalAmp."

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares of the Company. We refer to one share of the Company’s common stock as a "share" or "Share." As of January 29, 2016, based on information provided by the Company, there were 19,683,903 Shares issued and outstanding. See "Introduction."

Why are you conducting the Offer?

We are conducting the Offer because we want to acquire all of the outstanding equity interests of the Company. If the Offer is successfully completed, we intend to consummate the Merger as promptly as practicable after consummation of the Offer. Upon consummation of the Merger, the Company will be the surviving company (the "Surviving Company") and will be a direct wholly-owned subsidiary of the Parent. See "The Offer—Section 11—Background of the Offer; Other Transactions with the Company" and "The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger."

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of February 1, 2016 (the "Merger Agreement"), by and among Parent, Purchaser and the Company, provides for, among other things, the terms and conditions of the Offer. See "The Offer—Section 12—The Merger Agreement."

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $6.45 per Share to you, in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a bank, broker firm, dealer, trust company or other nominee, and your bank, broker firm, dealer, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your bank, broker firm, dealer, trust company or other nominee to determine whether any charges will apply. See "Introduction."

How long will it take to complete the Offer?

The timing of our ability to complete the Offer will depend on, among other things, the number of Shares we acquire pursuant to the Offer and if and when any necessary approvals or waiting periods under the laws of the U.S. or any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer expire or are terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer on antitrust grounds, as described herein.

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $128.7 million to acquire all of the Shares pursuant to the Offer, to provide funding for the consideration to be paid in the Merger (including amounts payable in respect of (i) restricted stock units and (ii) options to purchase Shares converted into a right to receive the Offer Price in connection with the Offer) and to pay certain fees and expenses related to the transactions contemplated by the Merger Agreement (such amounts, in the aggregate, the "Funding Amount"). The Funding Amount excludes Shares owned by CalAmp and its subsidiaries.

As of November 30, 2015, CalAmp and its subsidiaries had cash, cash equivalents and short-term marketable securities in the aggregate amount of approximately $223 million. CalAmp expects to obtain the necessary funds from existing cash and marketable securities balances. The Offer is not conditioned on any financing arrangements or subject to a financing condition. See "The Offer—Section 10—Source and Amount of Funds."

Is your financial condition material to my decision to tender in the Offer?

We do not think that our financial condition is material to your decision whether to tender Shares and accept the Offer because:

●	the Offer is being made for all outstanding Shares solely for cash;
●	the Offer is not subject to any financing condition; and
●

Purchaser, through our parent company, CalAmp (in light of CalAmp’s financial capacity in relation to the amount of consideration payable), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn.

See "The Offer—Section 10—Source and Amount of Funds."

How long do I have to decide whether to tender in the Offer?

You will have until 12:00 midnight, Eastern time, on Monday, March 14, 2016 (one minute after 11:59 P.M., Eastern time, on Monday, March 14, 2016) to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Offer and the Merger Agreement, and the applicable rules and regulations of the SEC. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See "The Offer—Section 3—Procedure for Tendering Shares."

What are the most significant conditions to the Offer?

Consummation of the Offer is conditioned upon, among other things, immediately prior to expiration of the Offer: (i) there being validly tendered and not withdrawn a number of Shares that, considered together with all other Shares then owned by CalAmp and its subsidiaries (including Purchaser), represents at least two-thirds (66 ⅔%) of the total number of outstanding Shares on a fully diluted basis (the "Minimum Condition"); (ii) the applicable waiting period (or any extension thereof) or approval under the HSR Act or other antitrust laws having expired or been terminated or obtained; and (iii) no governmental body having enacted, issued, promulgated, enforced or entered any law or order that is then in effect and has the effect of enjoining or otherwise preventing or prohibiting the making of the Offer or consummation of the Merger. Provided that the conditions set forth above and all other conditions are satisfied or waived, Purchaser will purchase all Shares validly tendered and not validly withdrawn before the expiration of the Offer. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

CalAmp and Purchaser have expressly reserved the right to waive any of the Offer Conditions, in their sole discretion, provided that, without the consent of the Company, Purchaser cannot: (i) change the form of consideration payable in the Offer, decrease the Offer Price or the number of Shares subject to or sought pursuant to the Offer; (ii) extend the Expiration Time, except as required by the Merger Agreement or applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or its staff); (iii) waive or amend the Minimum Condition; (iv) impose any condition to the Offer not set forth in the Offer Conditions; or (v) modify, amend or supplement any of the Offer Conditions or any term of the Offer in a manner adverse to the holders of the Shares. See "The Offer—Section 1—Terms of the Offer."

On February 12, 2016, the Federal Trade Commission granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

Can the Offer be extended and under what circumstances?

Yes. Under the terms of the Merger Agreement if, at the initial expiration date of the Offer or upon expiration of any extension period, any Offer Condition is not satisfied and has not been waived (if permitted by the Merger Agreement), we must extend the Offer on one or more occasions in consecutive increments of up to ten business days each (as determined in good faith by CalAmp and the Company), until the earlier of (i) the date on which all of the Offer Conditions are satisfied or waived and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. See "The Offer—Section 1—Terms of the Offer."

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary"), of that fact and will make a public announcement of the extension, no later than 9:00 a.m., Eastern time, on the next business day after the date the Offer was scheduled to expire. See "The Offer—Section 1—Terms of the Offer."

Will there be a Subsequent Offering Period?

Maybe. We may, without the consent of the Company, elect to provide a Subsequent Offering Period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") following our acceptance for payment of the Shares in the Offer. See "The Offer—Section 1—Terms of the Offer."

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer", not later than the time the Offer expires. If your Shares are held in street name by your bank, broker firm, dealer, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ Global Select Market ("NASDAQ") trading days. However, the Depositary must receive the missing items within that three trading day period. See "The Offer—Section 3—Procedure for Tendering Shares."

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time before the Offer has expired, and, Shares may also be withdrawn after Saturday, April 16, 2016 unless theretofore accepted for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. You also may not withdraw Shares tendered during a Subsequent Offering Period, if one is provided. See "The Offer—Section 4—Withdrawal Rights."

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal with the required information, to the Depositary while you have the right to withdraw the Shares. See "The Offer—Section 4—Withdrawal Rights."

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Merger Agreement and to the satisfaction or waiver of the Offer Conditions, Purchaser will promptly pay for all Shares validly tendered and not withdrawn.

We will pay for your Shares validly tendered and not withdrawn by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in "The Offer—Section 3—Procedures for Tendering Shares"), a properly completed, timely received and duly executed Letter of Transmittal or Agent’s Message (as defined in "The Offer—Section 3—Procedure for Tendering Shares") in lieu of a Letter of Transmittal and any other required documents for such Shares. See "The Offer—Section 2—Acceptance for Payment and Payment of Shares" and "The Offer—Section 15—Conditions of the Offer."

What is the recommendation of the Board of Directors of the Company (the "Company Board") with respect to the Offer?

We are conducting the Offer pursuant to the Merger Agreement, which has been approved by the Company Board. The Company Board has unanimously determined that it is in the best interests of the Company and its stockholders to enter into the Merger Agreement providing for, among other things, the acquisition of the Company by Parent and, in furtherance thereof, the Company Board has:

●	determined that the Merger Agreement, the Offer and the Merger are in the best interests of the stockholders of the Company;
●

adopted the Merger Agreement and approved and declared advisable the Offer, the Merger and the other transactions contemplated by the Merger Agreement, each in accordance with the requirements of the Massachusetts Business Corporation Act (the "MBCA"); and

●	resolved to recommend acceptance of the Offer and, if necessary, approval of the Merger Agreement by the stockholders of the Company;

in each case subject to the terms and conditions of the Merger Agreement.

See "Introduction" and "The Offer—Section 11—Background of the Offer; Other Transactions with the Company." The full text of the recommendation and a more complete description of the Company Board’s reasons for approving the Offer and the Merger will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14-D"), which has been filed with the SEC and is being mailed to the stockholders of the Company together with this Offer to Purchase.

Has the Company Board received a fairness opinion in connection with the Offer and the Merger?

Yes. Pacific Crest Securities (the "Company Financial Advisor"), the financial advisor to the Company Board, has delivered to the Company Board its written opinion, dated as of February 1, 2016, to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in that opinion, the Offer Price is fair, from a financial point of view, to the stockholders of the Company (other than Parent and its Affiliates). The full text of the Company Financial Advisor’s written opinion, which describes the aforementioned assumptions, qualifications and limitations, will be included as an annex to the Schedule 14D-9. The Company’s stockholders are urged to read the full text of that opinion carefully and in its entirety.

What are the effects of the Offer and the Merger?

If the Offer is completed and the Merger takes place, each issued and outstanding Share (other than Shares owned (i) by CalAmp or Purchaser, which will be cancelled with no consideration, and (ii) by any stockholders of the Company who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive the Merger Consideration, which is an amount equal to the Offer Price, in cash, without interest (the "Merger Consideration"). See the "Introduction" and "The Offer—Section 12—The Merger Agreement."

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act inapplicable to the Company. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. We will terminate the registration of Shares under the Exchange Act as promptly as practicable after the effective time of the Merger. See "The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations."

What is the Top-Up Option and when could it be exercised?

The Company has granted an irrevocable top-up option (the "Top-Up Option") to Purchaser. If the Top-Up Option is exercised, Purchaser will purchase, at a price per share equal to the greater of (i) the closing price of a Share on NASDAQ on the last trading day prior to the exercise of the Top-Up Option or (ii) the Offer Price, the number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option (after giving effect to the issuance of the Top-Up Shares but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), will constitute at least 90% of the number of Shares then outstanding.

Based on the Company’s representations in the Merger Agreement relating to capitalization, there will be 15,316,097 Shares available for the Top-Up Option and, therefore, we must acquire at least 16,183,903 Shares or approximately 82.22% of the number of Shares outstanding in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire at least 90% of the number of Shares then outstanding. The actual number of Shares that we must acquire in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire at least 90% of the number of Shares then outstanding will depend upon the actual number of then outstanding Shares at the expiration time of the Offer.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a "short-form" merger pursuant to the applicable provisions of the MBCA without a vote of the Company’s stockholders at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured in any case because of our control of at least two-thirds (66 ⅔%) of the Shares following completion of the Offer. Although we currently expect to meet the requirements to purchase Shares pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that we will ultimately do so. See "The Offer—Section 12—The Merger Agreement."

Will the Offer be followed by the Merger if all Shares are not tendered in the Offer?

If, as a result of the Offer, the exercise of the Top-Up Option or otherwise, we directly or indirectly own at least 90% of the issued and outstanding Shares, we intend to effect the Merger without prior notice to, or any action by, any other stockholder of the Company, without vote of the Company Board and in accordance with the terms of the Merger Agreement, if permitted to do so under the MBCA's "short-form" merger rules.

However, if we are unable to effect a "short-form" merger pursuant to the MBCA for any reason, the Merger Agreement also contemplates the filing by the Company of a proxy statement to solicit proxies of holders of Shares to vote in favor of the approval of the Merger Agreement at a meeting of the Company's stockholders. Following the clearance of any such proxy statement by the SEC, the Merger Agreement requires that the Company call, give notice of and hold a stockholders’ meeting to adopt the Merger Agreement, where any such proxies can be voted. See "The Offer—Section 12—The Merger Agreement" and "The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger."

If you do not complete the Offer, will you nevertheless complete the Merger?

No. None of Purchaser, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If the conditions to consummation of the Offer have been satisfied and Shares are purchased, will the Company continue as a public company?

If we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that the Company may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. In addition, we intend to continue to pursue the Merger to acquire all outstanding Shares as described above. The Merger would cause the Shares to be no longer publicly traded. See "The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations."

If I decide not to tender, how will the completion of the Merger affect my Shares?

If we accept Shares for payment pursuant to the Offer, but you do not tender your Shares in the Offer, and the Merger takes place, your Shares will be cancelled and converted into the right to receive the same amount of cash that you would have received had you tendered your Shares in the Offer, without interest and subject to deduction for any applicable withholding taxes. Therefore, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares. See "The Offer—Section 12—The Merger Agreement" and "The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations."

Are appraisal rights available in the Offer?

You do not have appraisal rights as a result of the Offer.

Moreover, you may not have appraisal rights if the Merger is consummated following consummation of the Offer. Section 13.02(a)(1) of the MBCA generally provides that stockholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the stockholders and certain other conditions are met. In addition, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Merger, any stockholder of the Company believing it is entitled to appraisal rights and wishing to preserve such rights should carefully review Part 13 of the MBCA, which set forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA may result in the loss of any appraisal rights to which such stockholder otherwise may be entitled. In light of the complexity of Part 13 of the MBCA, any stockholder of the Company wishing to pursue appraisal rights with respect to the Merger, if available, should consult their legal advisors. See "The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Appraisal Rights."

What is the market value of my Shares as of a recent date?

On February 1, 2016, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of the Shares on NASDAQ was $5.36 per share. The Offer Price of $6.45 per Share represents:

●	an 85.6% premium to the closing price of the Shares on December 9, 2015, the day before CalAmp made public its offer to acquire the Company's shares;
●	a 97.9% premium to the trailing average price of the Shares for the 30-day period ended on December 9, 2015; and
●	a 103.5% premium to the trailing average price of the Shares for the 90-day period ended on December 9, 2015.

We advise you to obtain a recent quotation for the Shares when deciding whether to tender your Shares in the Offer. See "The Offer—Section 6—Price Range of Shares; Dividends."

If you successfully complete the Offer, what will happen to the Company Board?

If Purchaser accepts Shares for payment, promptly after such time, Purchaser will become entitled to designate such number of directors, rounded up to the nearest whole number, on the Company Board (the "Purchaser Designees"), as will give Purchaser representation on the Company Board equal to the product of (x) the total number of members on the Company Board (after giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that the number of Shares beneficially owned by CalAmp or Purchaser at such time (including Shares accepted for payment) bears to the total number of Shares then outstanding on a fully diluted basis. The Company will also, upon CalAmp’s request, to the extent permitted by the applicable requirements of the SEC and NASDAQ, use commercially reasonable efforts to cause Purchaser Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board; (ii) each board of directors (or similar body) of each wholly-owned Subsidiary of the Company; and (iii) each committee (or similar body) of each such board.

Notwithstanding the foregoing, at least three of the members of the Company Board will, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date of the Merger Agreement and who qualify as independent directors for purposes of the continued listing requirements of NASDAQ. See "The Offer—Section 12—The Merger Agreement."

What are the material U.S. federal income tax consequences of participating in the Offer?

The receipt of cash in exchange for Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined in "The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences"), and you will generally recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender into the Offer or exchange in the Merger and the amount of cash you receive for such Shares. If you are a U.S. Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-U.S. Holder (as defined in "The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences"), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the Offer or exchange in the Merger. See "The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences" for a discussion of certain material U.S. federal income tax consequences of tendering Shares into the Offer or exchanging Shares in the Merger.

We recommend that you consult your own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the information agent for the Offer, at (212) 269-5550 (collect) or (866) 828-0221 (toll-free). See the back cover of this Offer to Purchase.

To the Stockholders of LoJack Corporation:

INTRODUCTION

We, Lexus Acquisition Sub, Inc. ("Purchaser"), a Massachusetts corporation and a wholly-owned subsidiary of CalAmp Corp., a Delaware corporation ("CalAmp"), are offering to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of LoJack Corporation., a Massachusetts corporation (the "Company"), at $6.45 per Share (the "Offer Price"), net to the seller in cash, without interest and less any required applicable taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this "Offer to Purchase") and the related letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal" which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 1, 2016 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (including the successful completion of the Offer) and in accordance with the relevant provisions of the Massachusetts Business Corporation Act (the "MBCA"), that Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving company (the "Surviving Company") and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned (i) by CalAmp or Purchaser, which will be cancelled with no consideration, and (ii) by any stockholders of the Company who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive the Merger Consideration, which is an amount equal to the Offer Price, in cash, without interest (the "Merger Consideration"). See "The Offer—Section 12—The Merger Agreement."

Consummation of the Offer is conditioned upon, among other things, immediately prior to expiration of the Offer: (i) there being validly tendered and not withdrawn a number of Shares that, considered together with all other Shares then owned by CalAmp and its subsidiaries (including Purchaser), represents at least two-thirds (66 ⅔%) of the total number of outstanding Shares on a fully diluted basis; (ii) the applicable waiting period (or any extension thereof) or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or other antitrust laws having expired or been terminated or obtained; and (iii) no governmental body having enacted, issued, promulgated, enforced or entered any law or order that is then in effect and has the effect of enjoining or otherwise preventing or prohibiting the making of the Offer or consummation of the Merger. Provided that the conditions set forth above and all other conditions are satisfied or waived, Purchaser will purchase all Shares validly tendered and not validly withdrawn before the expiration of the Offer. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. Based on the Company's representations in the Merger Agreement relating to capitalization, the Minimum Condition (as defined in "The Offer—Section 15—Conditions of the Offer") would be satisfied if at least 13,122,602 Shares are validly tendered and not withdrawn prior to the Expiration Time. The actual number of Shares that are required to be tendered to satisfy the Minimum Condition will depend upon the actual number of then outstanding Shares at the Expiration Time. See "The Offer—Section 15—Conditions of the Offer." On February 12, 2016, the Federal Trade Commission (the "FTC") granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

Under the Merger Agreement, the Company has granted Purchaser an irrevocable top-up option (the "Top-Up Option"), which Purchaser may exercise in certain circumstances following the consummation of the Offer to purchase additional Shares of newly issued common stock of the Company, such that following such purchase Purchaser would own at least 90% of the total Shares that would be outstanding immediately after such issuance. If Purchaser acquires at least 90% of the issued and outstanding Shares in the Offer (including pursuant to the Top-Up Option), Purchaser may consummate the Merger under the MBCA without action by the Company's stockholders. Based on the Company’s representations in the Merger Agreement relating to capitalization, there will be 15,316,097 Shares available for the Top-Up Option and, therefore, we must acquire at least 16,183,903 Shares or approximately 82.22% of the number of Shares outstanding in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire at least 90% of the number of Shares then outstanding. The actual number of Shares that we must acquire in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire at least 90% of the number of Shares then outstanding will depend upon the actual number of then outstanding Shares at the expiration time of the Offer. See "The Offer—Section 12—The Merger Agreement" and "The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger."

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

After careful consideration, the Board of Directors of the Company (the "Company Board") has unanimously determined that it is in the best interests of the Company and its stockholders to enter into the Merger Agreement providing for, among other things, the acquisition of the Company by Parent and, in furtherance thereof, the Company Board has: (i) determined that the Merger Agreement, the Offer and the Merger are in the best interests of the stockholders of the Company; (ii) adopted the Merger Agreement and approved and declared advisable the Offer, the Merger and the other transactions contemplated by the Merger Agreement, each in accordance with the requirements of the Massachusetts Business Corporation Act (the "MBCA"); and (iii) resolved to recommend acceptance of the Offer and, if necessary, approval of the Merger Agreement by the stockholders of the Company. The full text of the recommendation and a more complete description of the Company Board's reasons for approving the Offer and the Merger is set forth in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which has been filed with the SEC and is being mailed concurrently with this Offer to Purchase.

On February 1, 2016, Pacific Crest Securities, a division of KeyBanc Capital Markets Inc. and the financial advisor to the Company Board (the "Company Financial Advisor"), delivered to the Company Board its opinion that, as of such date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of the Company. The full text of the Company Financial Advisor’s written opinion, which describes the aforementioned assumptions, qualifications and limitations, will be included as an annex to the Schedule 14D-9. The Company’s stockholders are urged to read the full text of that opinion carefully and in its entirety.

Stockholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary"), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a bank, broker firm, dealer, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with their services in such capacities in connection with the Offer. See "The Offer—Section 18—Fees and Expenses."

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Time (as defined herein) and not previously validly withdrawn in accordance with "The Offer—Section 15—Conditions of the Offer." "Expiration Time" means 12:00 midnight, Eastern time, on Monday, March 14, 2016 (one minute after 11:59 P.M., Eastern time, on Monday, March 14, 2016), unless extended, in which event "Expiration Time" means the time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Offer is also subject to certain other conditions set forth in "The Offer—Section 15—Conditions of the Offer." CalAmp and Purchaser have expressly reserved the right to waive any of the Offer Conditions, in their sole discretion, provided that, without the consent of the Company, Purchaser cannot: (i) change the form of consideration payable in the Offer, decrease the Offer Price or the number of Shares subject to or sought pursuant to the Offer; (ii) extend the Expiration Time, except as required by the Merger Agreement or Applicable Law (including for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff); (iii) waive or amend the Minimum Condition; (iv) impose any condition to the Offer not set forth in the Offer Conditions; or (v) modify, amend or supplement any of the Offer Conditions or any term of the Offer in a manner adverse to the holders of the Shares.

The Merger Agreement provides, among other things, that if prior to the effective time of the Merger, any change in the outstanding shares of capital stock of the Company occurs by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Offer Price, the Merger Consideration and any other amounts payable pursuant to the Offer and the Merger Agreement will be appropriately adjusted.

In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, we may, and in certain instances are required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement if, at the initial expiration date of the Offer or upon expiration of any extension period, any Offer Condition is not satisfied and has not been waived (if permitted by the Merger Agreement), we must extend the Offer on one or more occasions in consecutive increments of up to ten business days each (as determined in good faith by CalAmp and the Company), until the earlier of (i) the date on which all of the Offer Conditions are satisfied or waived and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. Any such extension requires that we give oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares. If we make any material change in the terms of or information concerning the Offer as permitted by the Merger Agreement or waive a material condition of the Offer, we will extend the Offer, to the extent required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of ten business days may be required to allow adequate dissemination and investor response.

If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason (subject to the terms and conditions of the Merger Agreement), then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in "The Offer—Section 4—Withdrawal Rights." Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time. For purposes of the Offer, the term "business day" means any day, other than Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a Subsequent Offering Period of at least three business days to permit additional tenders of Shares so long as, among other things, (i) the initial offering period of at least 20 business days has expired; (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer; (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Time and immediately begin the Subsequent Offering Period; and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Time or date of termination of any prior Subsequent Offering Period.

No withdrawal rights apply to Shares tendered in any Subsequent Offering Period, and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The price per Share paid in the Offer of $6.45 per Share will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided.

The Company's transfer agent, American Stock Transfer & Trust Company, LLC (the "Transfer Agent"), has provided Purchaser with the Company's stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company or the Transfer Agent, for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of the Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing. The Schedule 14D-9 is being mailed to the stockholders of the Company together with this Offer to Purchase.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Time and not validly withdrawn promptly after the Expiration Time. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in "The Offer—Section 14—Conditions of the Offer" have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer—Section 14—Conditions of the Offer."

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in "The Offer— Section 3—Procedure for Tendering Shares")), (ii) a properly completed and duly executed Letter of Transmittal or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer—Section 3—Procedure for Tendering Shares." Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be validly withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in "The Offer—Section 4—Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act.

We will pay the same per Share consideration pursuant to the Offer to all stockholders. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3. Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Time, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act; (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act; (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal; and (iv) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the "Book-Entry Transfer Facility") after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term "Agent’s Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an "Eligible Institution"), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Time; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal, any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding. Under U.S. federal income tax laws, payments in connection with the Offer may be subject to "backup withholding" unless a tendering holder (1) provides a correct taxpayer identification number (which, for an individual, is the holder’s social security number) and any other required information, or (2) is a corporation or comes within certain other exempt categories, demonstrates this fact when required, and otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering U.S. Holder should complete and return the IRS Form W-9 included with the Letter of Transmittal. Each tendering Non-U.S. Holder should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see Instruction 8 of the Letter of Transmittal and "The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences."

Appointment of Proxy. By executing a Letter of Transmittal or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders.

Determination of Validity. CalAmp will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any condition of the Offer to the extent permitted by applicable law (and subject to the terms and conditions of the Merger Agreement) or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, CalAmp or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after Saturday, April 16, 2016, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason (subject to the terms and conditions of the Merger Agreement), then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares validly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in "The Offer—Section 3—Procedure for Tendering Shares" at any time before the Expiration Time.

If we provide a Subsequent Offering Period (as described in more detail in "The Offer—Section 1—Terms of the Offer") following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights will apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of CalAmp, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain Material U.S. Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences to holders whose Shares are tendered and accepted for payment pursuant to this Offer. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer. This discussion applies to holders who hold Shares as capital assets for U.S. federal income tax purposes, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or to holders of Shares who are in special tax situations (including, without limitation, expatriates and certain former citizens of the United States, "controlled foreign corporations", "passive foreign investment companies", financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, or persons liable for the alternative minimum tax) or to persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or U.S. Holders whose functional currency is not the U.S. dollar. This discussion does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer and selling Shares pursuant to the Merger.

We recommend that you consult your own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer (including the application and effect of any state, local or non-U.S. income and other tax laws).

U.S. Holders

For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

The receipt of cash by U.S. Holders for Shares exchanged or sold pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference between the amount of cash received and your adjusted basis in the Shares exchanged or sold pursuant to the Offer or the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged or sold. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

A U.S. Holder of Shares that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax (the "Medicare tax"), is subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its net gains recognized upon an exchange or sale of Shares pursuant to the Offer or the Merger, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder of Shares that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to gains in respect of the exchange or sale of Shares pursuant to the Offer and the Merger.

Non-U.S. Holders

For purposes of this discussion, the term "Non-U. S. Holder" means a beneficial owner of Shares that is not a U.S. Holder.

In general, a Non-U.S. Holder who receives cash for Shares exchanged or sold pursuant to the Offer or the Merger will not be subject to U.S. federal income tax on any gain recognized, unless:

●

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty as a condition for subjecting such holder to U.S. taxation on a net income basis, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States;

●

the Non-U.S. Holder is an individual present in the United States for 183 days or more during the taxable year of the exchange or sale of Shares pursuant to the Offer or the Merger, and certain other requirements are met; or

●

the Company is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of exchange or sale, more than 5% of Shares and such holder is not eligible for any treaty exemption.

"Effectively connected" gains that are recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

We have made no determination as to whether the Company is or has been a United States real property holding corporation during the past five years for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payments made to U.S. Holders pursuant to the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included with the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. A Non-U.S. Holder generally will be exempt from information reporting and backup withholding if it provides the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6. Price Range of Shares; Dividends.

The Shares are listed and traded on NASDAQ under the symbol "LOJN." The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on NASDAQ, based on published financial sources.

	High	Low
Year Ended December 31, 2013
Quarter Ended March 31, 2013	$3.45	2.63
Quarter Ended June 30, 2013	$3.74	2.96
Quarter Ended September 30, 2013	$3.54	2.97
Quarter Ended December 31, 2013	$5.10	3.15

Year Ended December 31, 2014
Quarter Ended March 31, 2014	$6.85	3.57
Quarter Ended June 30, 2014	$6.13	4.32
Quarter Ended September 30, 2014	$6.18	3.77
Quarter Ended December 31, 2014	$3.97	2.20

Year Ending December 31, 2015
Quarter Ended March 31, 2015	$3.12	2.03
Quarter Ended June 30, 2015	$4.43	2.16
Quarter Ended September 30, 2015	$4.20	2.73
Quarter Ending December 31, 2015	$5.76	2.54

Year Ending December 31, 2016
Quarter Ended March 31, 2016 (through February 12, 2016)	$6.43	4.54

According to the Company's publicly available documents, it has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the Merger.

On February 1, 2016, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of the Shares on NASDAQ was $5.36 per share. The Offer Price of $6.45 per Share represents:

●	an 85.6% premium to the closing price of the Shares on December 9, 2015, the day before CalAmp made public its offer to acquire the Company's shares;

●	a 97.9% premium to the trailing average price of the Shares for the 30-day period ended on December 9, 2015; and

●	a 103.5% premium to the trailing average price of the Shares for the 90-day period ended on December 9, 2015.

On February 12, 2016, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on NASDAQ was $6.41 per Share. You are urged to obtain current market quotations for the Shares.

7. Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.

Possible Effects on the Market for the Shares. The purchase of Shares pursuant to the Offer and the Merger (including Shares purchased pursuant to the exercise, if any, of the Top-Up Option) will result in all of the equity of the Surviving Company being held by Parent. Therefore, there will be no public market for the equity of the Surviving Company.

Stock Exchange Listing. The Shares are listed on NASDAQ. However, the purchase of Shares pursuant to the Offer and of Shares pursuant to the subsequent Merger will result in all of the equity of the Surviving Company being held by Parent. According to NASDAQ's published guidelines, NASDAQ would consider delisting the Shares if, among other things, (i) the number of total stockholders of the Company should fall below 400; (ii) the bid price is less than $1 per share; or (iii) none of the following conditions is met: (A) (1) stockholders' equity is less than $10 million, (2) there are less than 750,000 publicly held shares or (3) the market value of publicly held shares is less than $5 million; (B) (1) the market value of the listed securities (as defined by NASDAQ rules) is less than $50 million, (2) there are less than 1,100,000 publicly held shares or (3) the market value of publicly held shares is less than $15 million; or (C) (1) total assets and total revenue is less than $50 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years, (2) there are less than 1,100,000 publicly held shares or (3) the market value of publicly held shares is less than $15 million. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose. We will terminate listing of Shares on NASDAQ as promptly as practicable after the effective time of the Merger.

Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by of the Company to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. We will terminate the registration of Shares under the Exchange Act as promptly as practicable after the effective time of the Merger.

Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities." We will terminate the registration of Shares under the Exchange Act as promptly as practicable after the effective time of the Merger.

8. Certain Information Concerning the Company.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of CalAmp, Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to CalAmp, Purchaser, the Information Agent or the Depositary. CalAmp, Purchaser, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to the Company's Annual Report on Form 10-K filed with the SEC on March 16, 2015, the Company was organized as a Massachusetts corporation in 1978, and the Company's principal executive office is located at 40 Pequot Way, Canton, Massachusetts, 02021, and its telephone number is (781) 302-4200. According to the Company 10-Q filed with the SEC on November 9, 2015, the Company provides after-market safety, security and protection products and services for tracking and recovering cars, trucks and other valuable mobile assets, and according to the Company's Annual Report on Form 10-K filed with the SEC on March 16, 2015, as of February 2015, the Company had a total of 670 full-time employees.

The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

Certain Projections. In connection with CalAmp’s review process prior to finalizing the Merger Agreement, the Company provided CalAmp certain unaudited prospective financial information prepared by the Company’s management for the Company on a standalone basis based on the Company’s long range plan, without giving effect to the Offer and the Merger (the “Projections”). The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles. The Company’s independent registered public accounting firm, or any other independent accountants, did not compile, examine, audit, or perform any procedures with respect to the Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

Set forth below are the material portions of the Projections provided to CalAmp. The inclusion of this information should not be regarded as an indication that the Company’s management, the Company Board or CalAmp considered, or now consider, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. The Projections neither take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and Merger pursuant to the Merger Agreement, nor do they take into account the effect of any failure to occur of the Offer or the Merger. The Company has not updated or revised, and the Company does not intend to update or otherwise revise, the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error.

For a more detailed description of the underlying assumptions of, limitations on and uncertainties inherent in the Projections, and for more information on factors that may cause the future financial results of the Company to materially vary from the Projections, see “Projected Financial Information” in the Schedule 14D-9.

The following is a summary of the Projections (in thousands):

	2016P	2017P	2018P
Net Revenue	$127,750	$154,518	$178,484
Gross Profit	67,189	77,220	89,226
Operating Expenses	63,300	70,121	74,360
Operating Income	3,889	7,099	14,866
Net Income	2,403	5,214	12,653
EBITDA(1)	8,544	12,219	20,498
Adjusted EBITDA(2)	10,455	14,419	22,998

(1)	EBITDA means net income plus interest expense, taxes, depreciation and amortization.
(2)	Adjusted EBITDA excludes the impact of stock-based compensation expense.

9. Certain Information Concerning Purchaser and CalAmp.

Purchaser. Purchaser is a Massachusetts corporation and, to date, has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a wholly-owned subsidiary of CalAmp. The principal executive offices of Purchaser are located at 1401 N. Rice Avenue, Oxnard, California 93030 (telephone number (805) 987-9000).

CalAmp. CalAmp is a Delaware corporation and was formed in 1981. CalAmp’s principal corporate and executive offices are located at 1401 N. Rice Avenue, Oxnard, California 93030 (telephone number (805) 987-9000). CalAmp is a leading provider of wireless communications solutions for a broad array of applications to customers globally. CalAmp’s business activities are organized into Wireless DataCom and Satellite business segments. The Wireless DataCom segment offers solutions to address the markets for Mobile Resource Management (MRM) applications, the broader Machine-to-Machine (M2M) communications space and other emerging markets that require connectivity anytime and anywhere. CalAmp’s Satellite segment develops, manufactures and sells direct-broadcast satellite (DBS) outdoor customer premise equipment and whole home video networking devices enabling the delivery of digital and high definition satellite television services. As of February 28, 2015, CalAmp had approximately 410 employees and approximately 120 contracted workers.

The principal trading market for CalAmp’s common shares is NASDAQ. CalAmp is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth below under "Available Information."

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of CalAmp and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule I to this Offer to Purchase.

None of CalAmp, Purchaser or, to the knowledge of CalAmp or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, CalAmp and its subsidiaries own of record 850,100 Shares, representing approximately 4.4% of the outstanding Shares. Except as set forth elsewhere in this Offer to Purchase (including Schedule I) and except for the purchase by CalAmp of 115,619 Shares from December 18, 2015 through December 22, 2015, CalAmp has not engaged in any transaction involving the securities of the Company in the past 60 days.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC. Additionally, requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or your bank, broker firm, dealer, trust company or other nominee and copies will be furnished promptly at Purchaser’s expense.

10. Source and Amount of Funds.

Purchaser estimates that it will need approximately $128.7 million to acquire all of the Shares pursuant to the Offer, to provide funding for the consideration to be paid in the Merger (including amounts payable in respect of (i) restricted stock units and (ii) options to purchase Shares converted into a right to receive the Offer Price in connection with the Offer) and to pay certain fees and expenses related to the transactions contemplated by the Merger Agreement. This amount excludes Shares owned by CalAmp and its subsidiaries. As of November 30, 2015, CalAmp and its subsidiaries had cash, cash equivalents and short-term marketable securities in the aggregate amount of approximately $223 million. CalAmp expects to obtain the necessary funds from existing cash and marketable securities balances. The Offer is not conditioned on any financing arrangements or subject to a financing condition.

We do not think that our financial condition is material to your decision whether to tender Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; and (iii) Purchaser, through our parent company, CalAmp (in light of CalAmp’s financial capacity in relation to the amount of consideration payable), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn, including Shares issuable upon acceleration of restricted stock awards.

11. Background of the Offer; Other Transactions with the Company.

The following is a description of participation by CalAmp and its representatives (collectively referred to in "The Offer—Section 11—Background of the Offer; Other Transactions with the Company" as "CalAmp") in a process with the Company that culminated in the execution of the Merger Agreement. For a review of the Company's activities relating to that process, including strategic alternatives considered by the Company, see the Company's Schedule 14D-9, which will be mailed to the stockholders of the Company together with this Offer to Purchase.

On October 20, 2014, Michael Burdiek, President and Chief Executive Officer of CalAmp, contacted Randy Ortiz, President and Chief Executive Officer of the Company, and indicated that he would be sending a non-binding proposal to Mr. Ortiz that would outline the proposed terms of a strategic transaction between CalAmp and the Company. Thereafter, Mr. Burdiek, on behalf of CalAmp, sent Mr. Ortiz a written, non-binding proposal to acquire all of the outstanding shares of the Company at a price of $6.00 per share in cash with no financing contingency. The proposal was subject to completion of due diligence, negotiation of a definitive merger agreement and receipt of board, shareholder and regulatory approvals. The proposal was accompanied by a form of confidentiality agreement and an exclusivity agreement providing for exclusive negotiations between the parties for a 45-day period. The letter requested a formal response from the Company by October 27, 2014.

On October 31, 2014, the Company provided us with a proposed form of confidentiality agreement that included a standstill provision. Thereafter, the parties and their respective counsel negotiated the terms of the confidentiality agreement.

On November 12, 2014, CalAmp entered into a confidentiality agreement with the Company pursuant to which we agreed to keep confidential certain non-public information about the Company in connection with the consideration of a possible negotiated transaction between the parties. The confidentiality agreement had a two-year term and included a customary one-year standstill provision.

On November 21, 2014, members of CalAmp’s management, including Mr. Burdiek, met with members of the Company's management, including Mr. Ortiz, at the offices of the Company's outside legal counsel, Goodwin Procter, LLP ("Goodwin Procter") in Boston, Massachusetts. At this meeting, the Company's management provided an overview of the Company, its products and technology, as well as a review of key financial highlights. The parties did not discuss price or any other terms for a possible strategic transaction during this meeting.

On December 30, 2014, Rory Cowan, Chairman of the Company Board, and Mr. Ortiz contacted Mr. Burdiek to convey the Company Board's rejection of CalAmp’s October 20th proposal.

On January 6, 2015, Mr. Burdiek sent a letter to Mr. Cowan requesting that the Company Board provide an opportunity for Mr. Burdiek and Bert Moyer, Chairman of the board of directors of CalAmp (the "CalAmp Board"), to deliver an in-person presentation to the Company Board at its next scheduled meeting to state our case and explain the strategic rationale of our proposal.

On January 13, 2015, Mr. Cowan sent a letter to Mr. Burdiek responding to his January 6th request and reiterating the Company Board’s position. The letter noted, however, that the Company would contact CalAmp in the event that the Company Board determined to consider a potential strategic transaction involving the Company in the future.

On January 15, 2015, Mr. Burdiek sent a letter to Mr. Cowan expressing his disappointment in the Company Board’s position. The letter indicated that if the Company was not prepared to begin a due diligence process within two weeks from the date of the letter, we would be forced to consider formally withdrawing our October 20th proposal and would be considering all of our other options.

On January 27, 2015, Mr. Cowan sent a letter to Mr. Burdiek formally rejecting CalAmp’s October 20th proposal and reminding CalAmp of its standstill obligations under the confidentiality agreement.

On January 28, 2015, Mr. Burdiek sent a letter to Mr. Cowan formally withdrawing CalAmp’s October 20th proposal.

On March 25, 2015, Mr. Burdiek contacted Mr. Ortiz and indicated that he would be sending another non-binding proposal regarding a potential strategic transaction between CalAmp and the Company. Thereafter, Mr. Burdiek, on behalf of CalAmp, sent a written, non-binding proposal to acquire all of the outstanding shares of the Company at a price of $5.25 per share in cash, with no financing contingency and subject to similar terms and conditions as the October 20th proposal. The letter again requested that the parties enter into a 45-day period of exclusive negotiations. The letter requested a written response by April 14, 2015, and noted that we reserved our right to make the letter public at a later date in accordance with the terms of the existing confidentiality agreement between the parties.

On April 14, 2015, Mr. Cowan sent a letter to Mr. Burdiek formally rejecting CalAmp’s March 25th proposal.

On April 15, 2015, Messrs. Burdiek and Moyer contacted Messrs. Ortiz and Cowan to request a meeting with the Company Board. Messrs. Ortiz and Cowan declined the request, on the grounds that the Company Board had decided to pursue the long-range plan of the Company's management.

On August 7, 2015, Mr. Burdiek contacted Mr. Ortiz to request a dinner meeting with Mr. Ortiz in Boston, Massachusetts during the week of August 10, 2015. Mr. Ortiz declined the request, citing previously scheduled commitments with international visitors during that week.

On November 10, 2015, Mr. Burdiek contacted Mr. Ortiz and indicated that he would be sending another non-binding proposal regarding a potential strategic transaction between CalAmp and the Company. Thereafter, Mr. Burdiek, on behalf of CalAmp, sent a written, non-binding proposal to acquire all of the outstanding shares of the Company at a price of $5.50 per share in cash, with no financing contingency and subject to similar terms and conditions as were included in CalAmp’s prior proposals. The letter again requested that the parties enter into a 45-day period of exclusive negotiations. The letter requested a written response by November 17, 2015, and noted that if the Company did not timely engage in substantive discussions regarding the proposed transaction, we were prepared to proceed promptly with presenting our case publicly to the Company's stockholders after the standstill provision in the confidentiality agreement expired.

On November 12, 2015, the standstill provision included in the confidentiality agreement between CalAmp and the Company expired.

On November 16, 2015, a representative from Goodwin Procter contacted a representative of Gibson, Dunn & Crutcher LLP ("Gibson Dunn"), outside counsel to CalAmp, on behalf of the Company and indicated that the Company would be commencing a formal process to review strategic alternatives for the Company, including a potential business combination with CalAmp. On the same day, Mr. Ortiz contacted Mr. Burdiek to deliver the same message.

On November 18, 2015, a representative from Gibson Dunn contacted Goodwin Procter on behalf of CalAmp requesting a written confirmation from the Company no later than November 23, 2015 that the Company would enter into exclusive negotiations with CalAmp with respect to its November 10th proposal. The representative from Gibson Dunn indicated that CalAmp would be open to considering a “go shop” provision in a definitive agreement for the transaction that would allow the Company to explore strategic alternatives on a post-signing basis. Later in the same day, Mr. Burdiek sent an e-mail to Mr. Ortiz with the same message.

On November 19, 2015, a representative from Canaccord Genuity, Inc., CalAmp's financial advisor (the "CalAmp Financial Advisor"), discussed with Mr. Cowan the status of CalAmp’s November 10th proposal and CalAmp’s desire to engage on an exclusive basis. On the same day, a representative from Gibson Dunn contacted Goodwin Procter and communicated that CalAmp wanted to make it clear that they would not enter into a further standstill agreement with the Company. Mr. Burdiek sent another e-mail to Mr. Ortiz reiterating these messages.

On November 23, 2015, Mr. Cowan sent a letter to Mr. Burdiek formally inviting CalAmp to participate in the Company's strategic alternatives process and communicating that the Company was not willing to enter into an exclusivity arrangement at that time, but was will willing to move forward with discussions despite the expiration of the standstill provision.

On November 30, 2015, representatives from the Company Financial Advisor contacted the CalAmp Financial Advisor to advise them that the Company Financial Advisor had been retained by the Company Board. The representative from the CalAmp Financial Advisor reiterated that CalAmp wanted to move forward on an immediate and exclusive basis based on its November 10th proposal, which CalAmp believed to be compelling. The representative from the CalAmp Financial Advisor also noted that CalAmp was considering all of its options in light of the expired standstill provision. The representatives from the Company Financial Advisor indicated that they would revert to the CalAmp Financial Advisor shortly with a proposal for next steps.

On December 1, 2015, Mr. Burdiek left a voicemail message for Mr. Ortiz indicating again that CalAmp was frustrated with the timing and was considering all of its options.

On December 2, 2015, Mr. Ortiz returned Mr. Burdiek’s telephone call from the previous day. During that call, Mr. Ortiz reiterated that CalAmp was invited to participate in the Company's strategic alternatives process, that a financial advisor had been engaged by the Company Board, and that the Company would be providing further information to CalAmp shortly.

On December 4, 2015, representatives of the Company Financial Advisor contacted the CalAmp Financial Advisor and proposed a meeting between the CalAmp and Company management teams for December 21st or 22nd.

On December 5, 2015, representatives from the CalAmp Financial Advisor contacted the Company Financial Advisor and indicated that CalAmp would be declining the Company's offer for a meeting unless the Company agreed to accept CalAmp’s November 10th proposal and enter into an agreement providing for exclusive negotiations between CalAmp and the Company.

On December 10, 2015, Mr. Burdiek sent another letter to Mr. Ortiz reiterating CalAmp’s non-binding proposal to acquire all of the outstanding shares of the Company at a price of $5.50 per share in cash with no financing contingency. CalAmp made this letter public through a press release prior to the opening of the U.S. stock markets on December 10th.

Subsequently on December 10, 2015, the Company issued a press release confirming that it had received the unsolicited proposal from CalAmp to acquire all of the Company's outstanding shares for $5.50 per share in cash and announcing that the Company Board had previously commenced a formal process for conducting a review of the Company's strategic alternatives to maximize shareholder value. Following the Company's press release, CalAmp issued another press release noting its disappointment that the Company had not moved forward with its proposal and indicating that CalAmp was ready to engage in discussions to negotiate a definitive agreement.

On December 11, 2015, representatives from the Company Financial Advisor contacted the CalAmp Financial Advisor to reiterate the Company's invitation for CalAmp to participate in the Company's strategic alternatives process.

On December 15, 2015, representatives from the Company Financial Advisor contacted the CalAmp Financial Advisor to invite CalAmp to attend a presentation by the Company's management in early January 2016.

On December 16, 2015, representatives of the CalAmp Financial Advisor and the Company Financial Advisor again discussed the possibility of scheduling a management meeting with representatives of CalAmp and the Company.

On December 17, 2015, representatives from the CalAmp Financial Advisor contacted the Company Financial Advisor and indicated that CalAmp would accept the Company's invitation for a management meeting in early January 2016, subject to the Company agreeing to certain amendments to the existing confidentiality agreement between the parties.

On December 18, 2015, representatives of Gibson Dunn contacted Goodwin Procter to discuss CalAmp’s proposed amendments to the confidentiality agreement. Later that day, Gibson Dunn provided a draft amendment to the confidentiality agreement to Goodwin Procter to facilitate a proposed due diligence meeting between representatives of CalAmp and the Company. As a result of this amendment, CalAmp would be allowed to use the Company's confidential information (including any such information provided to CalAmp at the proposed management meeting) for the purpose of pursuing either a negotiated or hostile acquisition of the Company.

On December 23, 2015, Goodwin Procter provided a revised draft of the proposed amendment to the confidentiality agreement to Gibson Dunn. Thereafter, the parties and their respective counsel negotiated the terms of such amendment to the confidentiality agreement.

On December 29, 2015, the parties entered into the amendment to the confidentiality agreement and confirmed a management meeting between the parties to be held on January 6, 2016.

On January 5, 2016, representatives of CalAmp had dinner with members of the Company's management and representatives of the Company Financial Advisor. The parties did not discuss price or any other terms for a possible strategic transaction during this dinner.

On January 6, 2016, representatives of CalAmp met with members of the Company's management and representatives of the Company Financial Advisor at the offices of Goodwin Procter in Boston, Massachusetts, during which the Company's management provided an overview of the Company's business, its operations and financial matters. The parties did not discuss price or any other terms for a possible strategic transaction during this meeting, although we reiterated our desire to engage in exclusive negotiations with the Company.

On January 7, 2016, representatives of the Company Financial Advisor and the CalAmp Financial Advisor discussed timing and next steps in the process.

On January 13, 2016, representatives of the Company Financial Advisor and the CalAmp Financial Advisor again discussed timing and next steps in the process. During this call, the representatives of the CalAmp Financial Advisor indicated that CalAmp was prepared to move expeditiously and could be in a position to sign a definitive agreement in a few weeks.

On January 15, 2016, representatives of the CalAmp Financial Advisor contacted the Company Financial Advisor and indicated that CalAmp was frustrated with the pace of the Company's process and, as a result, CalAmp was considering its options, including public actions. The Company Financial Advisor informed the CalAmp Financial Advisor of the preliminary and final bid dates and other process instructions, and the opportunity for CalAmp to commence its confirmatory due diligence. The Company Financial Advisor noted, however, that the Company Board did not believe that CalAmp’s current proposal of $5.50 per share provided adequate value to the Company's stockholders to preempt this process.

On January 15, 2016, the Company Financial Advisor distributed a formal bid letter on behalf of the Company to CalAmp. The bid letter requested preliminary indications of interest by January 29, 2016, with the expectation that parties who proceeded to the second round would perform due diligence and submit final proposals by February 12, 2016.

Subsequently on January 15, 2016, CalAmp submitted a revised written, non-binding proposal to the Company to acquire all of the outstanding shares of the Company at a price of $6.10 per share in cash, with no financing contingency and subject to similar terms and conditions as the December 10th proposal. The letter indicated that CalAmp’s proposal was intended to be preemptive, and requested that the parties enter into a 10-day period of exclusive negotiations. The letter also indicated that, unless the Company provided written confirmation by January 20th that it would proceed on the terms outlined in the letter, CalAmp would immediately initiate the next steps to take its offer directly to the Company's stockholders.

On January 19, 2016, representatives of the Company Financial Advisor contacted the CalAmp Financial Advisor several times to discuss CalAmp’s January 15th proposal and request for exclusivity and next steps in the process. During these conversations, the Company Financial Advisor and the CalAmp Financial Advisor agreed to schedule a call for the following day, including the principals of both the Company and CalAmp, to attempt to reach an agreement on price.

On January 20, 2016, Messrs. Burdiek and Moyer and representatives of the CalAmp Financial Advisor had a call with Messrs. Cowan and Ortiz and representatives of the Company Financial Advisor. During this call, the parties discussed CalAmp’s January 15th proposal, certain opportunities and risks facing the Company, and the price at which the Company might be willing to enter into exclusive negotiations with CalAmp. Messrs. Cowan and Ortiz proposed a price of $6.75 per share, and CalAmp countered with a price of $6.30 per share. Messrs. Cowan and Ortiz proposed a potential contingent payment to the Company's stockholders in the event of the successful resolution of the Company's pending arbitration matter in an effort to further increase the price to the Company's stockholders, which structure was rejected by CalAmp. Following these discussions, it was agreed that, subject to the approval of the CalAmp Board and negotiation of an exclusivity agreement acceptable to the parties, CalAmp and the Company would proceed with discussions on an exclusive basis for a 10-day period to finalize a transaction in which CalAmp would acquire all of the Company's outstanding shares on a fully diluted basis at a price of $6.45 per share in cash. Later in the day, the parties exchanged letters confirming this understanding, including the approval of the CalAmp Board. Thereafter, Goodwin Procter provided a draft exclusivity agreement to Gibson Dunn, which the parties and their counsel proceeded to negotiate through the following day.

On January 21, 2016, the parties executed the exclusivity agreement which provided for an exclusive negotiation period through 11:59 p.m. ET on January 31, 2016, subject to certain conditions, including that CalAmp would not (1) reduce, or propose a reduction, in the purchase price offered by CalAmp of $6.45 per share in cash for all outstanding shares on a fully diluted basis, or change, or propose to change, the form of such consideration, or (2) make a public offer to acquire the Company's securities or any other public statement regarding a potential transaction.

On January 22, 2016, the Company provided CalAmp and its advisors with access to a virtual data room containing business and legal due diligence materials. Thereafter, the parties and their advisors had numerous discussions, and the Company provided answers to numerous questions posed by CalAmp and its advisors, regarding the due diligence materials provided by the Company and related matters.

Also on January 22, 2016, Goodwin Procter provided an initial draft of the Merger Agreement to Gibson Dunn. The draft Merger Agreement provided for, among other things, a transaction structure consisting of an all cash tender offer with a second-step merger, the right of the Company to terminate the Merger Agreement to accept a superior proposal, and a termination fee equal to 2% of the equity value of the proposed transaction.

On January 25, 2016, Gibson Dunn provided comments to the initial draft of the Merger Agreement on behalf of CalAmp. Thereafter, from January 25 to February 1, 2016, the parties and their counsel had discussions regarding a number of issues in the Merger Agreement. These issues included: (1) the scope of the Company's representations and warranties and operating covenants; (2) the definition of “material adverse effect”; (3) the triggers for payment of the termination fee by the Company; (4) the size of the termination fee (CalAmp initially proposed $5.0 million or 3.8% of equity value, and the parties negotiated a final termination fee of $4.5 million or 3.4% of equity value); (5) the treatment of the Company's outstanding equity awards; (6) CalAmp’s obligations with respect to the Company's employees; and (7) CalAmp’s obligations to obtain necessary regulatory approvals.

On January 26 and 27, 2016, representatives of CalAmp and members of the Company's management team held meetings at the offices of Goodwin Procter in Boston, Massachusetts, to conduct confirmatory due diligence. Representatives from the CalAmp Financial Advisor and the Company Financial Advisor were present at the meetings held on January 27th.

On January 29, 2016, the preliminary bid deadline set forth in the bid letter distributed by the Company Financial Advisor on January 15th passed.

On January 31, 2016, the Company and CalAmp executed a letter agreement extending the end date in the exclusivity agreement to 11:59 p.m. ET on February 1, 2016.

Also on January 31, 2016, the CalAmp Board held a telephonic meeting at which representatives of Gibson Dunn and the CalAmp Financial Advisor were present. During such meeting, Gibson Dunn provided an update on the negotiations with the Company and Goodwin Procter and answered questions from the CalAmp Board regarding the terms and conditions of the Merger Agreement. In addition, the CalAmp Board reviewed draft resolutions approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

On January 31, 2016 and February 1, 2016, the parties and their counsel had various telephonic meetings to negotiate the unresolved issues in the Merger Agreement, as well as to finalize CalAmp’s confirmatory due diligence.

On February 1, 2016, the CalAmp Board held a telephonic meeting at which representatives of Gibson Dunn and the CalAmp Financial Advisor were present. During such meeting, Gibson Dunn provided an update on the final negotiations with the Company and Goodwin Procter and answered questions from the CalAmp Board. After discussion, the CalAmp Board unanimously adopted resolutions approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Also on February 1, 2016, following the closing of the U.S. stock markets, CalAmp and the Company executed the Merger Agreement and issued a joint press release regarding the transaction.

The preceding discussion of CalAmp's participation in the Company’s process for exploring strategic alternatives that culminated in the execution of the Merger Agreement is not, and is not intended to be, exhaustive. For a full description of such process, see the Company's Schedule 14D-9, which will be mailed to the stockholders of the Company together with this Offer to Purchase.

12. The Merger Agreement.

The following section summarizes material provisions of the Merger Agreement, a copy of which has been filed as Exhibit (d) to the Schedule TO filed by CalAmp with the SEC on February 16, 2016. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in the Offer to Purchase. Capitalized terms used in this "The Offer—Section 12—The Merger Agreement," but not defined herein have the respective meanings given to them in the Merger Agreement.

The Merger Agreement is included as an exhibit to the Schedule TO only for the purpose of providing public disclosure regarding its terms and conditions as required by U.S. federal securities laws, and it is not intended to provide any factual information about the Company, CalAmp or Purchaser. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties:

●	were made only for purposes of the Merger Agreement and as of specific dates and may be subject to more recent developments;

●	may not be intended as statements of fact, but rather as a way of allocating risk between the parties in the event that the statements therein prove to be inaccurate;

●

have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the merger agreement itself; and

●	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with information provided elsewhere in this Offer to Purchase and the exhibits. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. CalAmp will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under the U.S. federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by U.S. federal securities laws.

The Offer

The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in "The Offer—Section 15—Conditions of the Offer."

Waiver of Certain Conditions of the Offer.

CalAmp and Purchaser have expressly reserved the right to waive any of the Offer Conditions, in their sole discretion, provided that, without the consent of the Company, Purchaser cannot: (i) change the form of consideration payable in the Offer, decrease the Offer Price or the number of Shares subject to or sought pursuant to the Offer; (ii) extend the Expiration Time, except as required by the Merger Agreement or Applicable Law (including for any period required by any rule, regulation, interpretation or position of the SEC or its staff); (iii) waive or amend the Minimum Condition; (iv) impose any condition to the Offer not set forth in the Offer Conditions; or (v) modify, amend or supplement any of the Offer Conditions or any term of the Offer in a manner adverse to the holders of the Shares.

Extension of the Offer.

The initial expiration date of the Offer will be 12:00 midnight, Eastern time, on Monday, March 14, 2016 (one minute after 11:59 P.M., Eastern time, on Monday, March 14, 2016) (such time, as it may be extended, the "Expiration Time").

In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, we may, and in certain instances are required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement if, at the initial expiration date of the Offer or upon expiration of any extension period, any Offer Condition is not satisfied and has not been waived (if permitted by the Merger Agreement), we must extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days each (as determined in good faith by CalAmp and the Company), until the earlier of (i) the date on which all of the Offer Conditions are satisfied or waived and (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

We may, without the consent of the Company, elect to provide a Subsequent Offering Period in accordance with Rule 14d-11 of the Exchange Act following our acceptance for payment of the Shares in the Offer.

Directors.

If Purchaser accepts Shares for payment, promptly after such time, Purchaser will become entitled to designate such Purchaser Designees, rounded up to the nearest whole number, on the Company Board, as will give Purchaser representation on the Company Board equal to the product of (x) the total number of members on the Company Board (after giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that the number of Shares beneficially owned by CalAmp or Purchaser at such time (including Shares accepted for payment) bears to the total number of Shares then outstanding on a Fully Diluted basis. Upon the request of Purchaser, the Company must promptly either increase the size of the Company Board or use its commercially reasonable efforts to seek the resignations of such number of the Company’s incumbent directors as necessary to enable Purchaser Designees to be so elected or appointed. The Company will also, upon CalAmp’s request, to the extent permitted by the applicable requirements of the SEC and NASDAQ, use commercially reasonable efforts to cause Purchaser Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board; (ii) each board of directors (or similar body) of each wholly-owned Subsidiary of the Company; and (iii) each committee (or similar body) of each such board. The Company’s obligation to appoint Purchaser Designees to the Company Board will be subject to Section 14(f) of the Exchange Act.

Notwithstanding the foregoing, at least three of the members of the Company Board will, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date of the Merger Agreement and who qualify as independent directors for purposes of the continued listing requirements of NASDAQ; provided that if there are in office less than three Independent Directors for any reason, the Company Board will elect the Person designated by the remaining Independent Director or Directors to fill such vacancy, or if no Independent Directors then remain, the other directors of the Company then in office will designate and elect three Persons to fill such vacancies who will not be directors, officers, employees or Affiliates of CalAmp or Purchaser. From and after the time that any Purchaser Designees join the Company Board and prior to the Effective Time, subject to the terms of the Merger Agreement, (i) any amendment or modification of the Merger Agreement, (ii) any termination of the Merger Agreement by the Company, (iii) any extension of time for performance of any of the obligations of CalAmp or Purchaser under the Merger Agreement, (iv) any waiver of any condition to the Company’s obligations or any of the Company’s rights under the Merger Agreement or (v) any amendment to the Company Charter Documents will be effected only if (in addition to the approval of the Company Board as a whole) there are in office one or more Independent Directors and such action is approved by a majority of the Independent Directors then in office.

Company Board Recommendation.

The Company has represented in the Merger Agreement that the Company Board, at a meeting duly called and held, has: (i) determined that the Merger Agreement and the Offer and the Merger are in the best interests of the stockholders of the Company, (ii) adopted the Merger Agreement and approved and declared advisable the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in accordance with the requirements of the MBCA; and (iii) resolved to recommend acceptance of the Offer and, if necessary, approval of the Merger Agreement by the stockholders of the Company.

The Top-Up Option.

The Company has granted an irrevocable Top-Up Option to Purchaser. If the Top-Up Option is exercised, Purchaser will purchase, at a price per share equal to the greater of (i) the closing price of a Share on NASDAQ on the last trading day prior to the exercise of the Top-Up Option or (ii) the Offer Price, the number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option (after giving effect to the issuance of the Top-Up Shares but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), will meet the Short Form Threshold of at least 90% of the number of Shares then outstanding. The Top-Up Option may only be exercised one time by Purchaser, in whole but not in part, and only if clauses (i) and (ii) of the following sentence are satisfied. Purchaser must exercise the Top-Up Option promptly (but in no event later than one business day) after the Acceptance Time or the expiration of a Subsequent Offering Period, as applicable, if the number of Shares owned by Purchaser at such time does not meet the Short Form Threshold, and if and only if, after giving effect to the exercise of the Top-Up Option, (i) Purchaser would own in the aggregate Shares sufficient to meet the Short Form Threshold and (ii) the number of Top-Up Shares to be issued does not exceed the number of authorized and unissued Shares available under the Company’s articles of organization (and that are not subscribed for or otherwise reserved for issuance).

Based on the Company’s representations in the Merger Agreement relating to capitalization, there will be 15,316,097 Shares available for the Top-Up Option and, therefore, we must acquire at least 16,183,903 Shares or approximately 82.22% of the number of Shares outstanding in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire at least 90% of the number of Shares then outstanding. The actual number of Shares that we must acquire in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire at least 90% of the number of Shares then outstanding will depend upon the actual number of then outstanding Shares at the expiration time of the Offer.

The aggregate purchase price payable for Shares in exercising the Top-Up Option will be paid by Purchaser as follows: (i) the portion of the aggregate purchase price equal to the par value of such Shares will be paid in cash; and (ii) the balance of the remaining aggregate purchase price may be paid, at Purchaser’s option, in cash or by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the remaining aggregate purchase price, or some combination thereof. We expect the promissory note would be cancelled in connection with the Merger. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a "short form" merger pursuant to the applicable provisions of the MBCA without a vote of the Company’s stockholders at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured in any case because of our control of at least two-thirds (66 ⅔%) of the Shares following completion of the Offer. Although we currently expect to meet the requirements to purchase Shares pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that we will ultimately do so.

The Merger.

Following completion of the Offer and in accordance with the MBCA, Purchaser will be merged with and into the Company with the Company being the surviving corporation (the "Surviving Company").

Articles of Organization and Bylaws.

At the Effective Time, the articles of organization, as amended, of the Company, as in effect immediately before the Effective Time, will be amended pursuant to the filing of the articles of merger (which will include the amendments set forth in the exhibit to the Merger Agreement) with the Secretary of the Commonwealth of Massachusetts, and as so amended, will be the articles of organization of the Surviving Company. The bylaws of the Company will be amended at the Effective Time to read in their entirety as set forth in the exhibit to the Merger Agreement, and as so amended, will be the bylaws of the Surviving Company.

Directors.

From the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Company.

Officers.

From the Effective Time, the officers of the Company immediately before the Effective Time will be the officers of the Surviving Company.

Merger Consideration.

At the Effective Time, each issued and outstanding Share (other than Shares owned (i) by CalAmp or Purchaser, which will be cancelled with no consideration and (ii) by any stockholders of the Company who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive the Merger Consideration, which is an amount equal to the Offer Price, in cash, without interest. All Shares that have been converted into the right to receive the Merger Consideration will automatically be canceled and will cease to exist.

The Merger Agreement provides, among other things, that if prior to the Effective Time, there occurs any change in the outstanding Shares, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or any stock dividend thereon, the Offer Price and the Merger Consideration (as applicable) and any other amounts payable pursuant to the Merger Agreement will be appropriately and proportionately adjusted to reflect the effects of such change.

Payment for Shares.

CalAmp has designated Computershare Trust Company, N.A. (the "Paying Agent") to make payment of the Merger Consideration. Prior to each of the Acceptance Time and the Effective Time, CalAmp will deposit or cause to be deposited, with the Paying Agent, immediately available funds equal to the aggregate Offer Price and the aggregate Merger Consideration (the "Exchange Fund"). As soon as reasonably practicable after the Effective Time, CalAmp or the Surviving Company will cause the Paying Agent to mail to each holder of record of Shares a Letter of Transmittal and instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (i) surrendered Certificates representing the Shares and (ii) a signed Letter of Transmittal and any other items specified by the Paying Agent. Surrendering stockholders will receive in exchange the Merger Consideration, without interest. CalAmp, Purchaser, the Surviving Company and the Paying Agent will be entitled to reduce the amount of any Merger Consideration paid to the stockholders by any applicable withholding taxes.

Any portion of the Exchange Fund that remains unclaimed by the holders of Shares twelve months after the Effective Time will be delivered to the Surviving Company, upon demand, and such holder who has not previously exchanged Shares for the Merger Consideration in accordance with the aforementioned procedures will thereafter look only to CalAmp for payment of the Merger Consideration.

Treatment of Company Equity Awards.

At the Acceptance Time, each outstanding option to purchase Company common stock, whether or not vested and exercisable, will be cancelled and converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product of (i) the excess, if any, of (A) the Offer Price minus (B) the per share exercise price for such option, and (ii) the total number of shares underlying such option. At the Acceptance Time, each outstanding restricted stock unit award, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product of (i) the Offer Price and (ii) the total number of Shares underlying such restricted stock unit award. At the Acceptance Time, each outstanding Company restricted stock award will accelerate and become fully vested such that the Company’s right of reacquisition or repurchase, as applicable, will lapse in full effective immediately prior to, and contingent upon, the Acceptance Time. Each Share underlying such restricted stock awards will be treated as an outstanding Share, including for purposes of tendering pursuant to the Offer.

Representations and Warranties.

Pursuant to the Merger Agreement, the Company has made customary representations and warranties to CalAmp and Purchaser, including representations relating to:

●	corporate organization;

●	subsidiaries;

●	capitalization;

●	SEC filings, controls and procedures;

●	financial statements;

●	the Schedule 14D-9 and other disclosure documents;

●	absence of certain changes or events;

●	title to assets;

●	real property and equipment;

●	intellectual property;

●	material contracts;

●	absence of undisclosed liabilities;

●	compliance with law;

●	regulatory matters;

●	privacy policies;

●	certain business practices;

●	tax matters;

●	employee matters and benefit plans;

●	labor matters;

●	environmental matters;

●	insurance;

●	litigation matters;

●	authority;

●	takeover laws;

●	non-contravention;

●	consents;

●	the fairness opinion received by the Company Board; and

●	the Company’s financial advisor.

Certain representations and warranties in the Merger Agreement made by the Company are qualified as to "materiality" or "Company Material Adverse Effect." For the purposes of the Merger Agreement, "Company Material Adverse Effect" means a material adverse effect on (i) the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the transactions contemplated by the Merger Agreement, excluding in each case any such adverse effect resulting from or arising out of:

●

the announcement, pendency or consummation of the Offer or the Merger (including any loss of or adverse change in the relationship (contractual or otherwise) of the Company and its Subsidiaries with their respective employees, contractors, customers, licensees, licensors, partners or suppliers as a result thereof);

●	the identity of CalAmp or any of its Affiliates as the acquirer of the Company or any facts or circumstances concerning CalAmp or any of its Affiliates;

●

general economic, financial, debt, capital, credit or securities markets or political conditions in the United States or elsewhere in the world to the extent such conditions impact the United States or elsewhere in the world where the Company and its Subsidiaries operate;

●	general conditions in the automotive industry and other industries in which the Company and its Subsidiaries operate in the United States and elsewhere in the world;

●	any changes or prospective changes in GAAP (or the rules and regulations thereof) or Applicable Law (or any interpretations thereof);

●	the taking of any specific action, or refraining from taking any specific action, in each case at the request of CalAmp or Purchaser or as required by the Merger Agreement;

●	any Shareholder Litigation;

●	any outbreak or escalation of hostilities, any acts of terrorism, sabotage, military action or war, or any weather-related event, fire or natural or man-made disaster or any escalation thereof; or

●

any failure by the Company to meet internal or analysts’ estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of Shares (provided, however, that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred);

provided that, in the case of the third, fourth and fifth bullet points above, such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate.

Pursuant to the Merger Agreement, CalAmp and Purchaser have made customary representations and warranties to the Company, including representations relating to:

●	corporate organization;

●	capitalization;

●	operation of Purchaser;

●	authority;

●	the Offer to Purchase and other disclosure documents;

●	absence of litigation;

●	availability of funds;

●	ownership of Shares;

●	absence of certain agreement; and

●	CalAmp’s financial advisor.

None of the representations and warranties in the Merger Agreement will survive consummation of the Merger.

Covenants.

Company Conduct of Business Covenants.

The Merger Agreement provides that, at all times from the execution of the Merger Agreement until the Control Time, except: (i) as required or otherwise contemplated under the Merger Agreement; (ii) with the prior written consent of CalAmp (not to be unreasonably withheld, conditioned or delayed); (iii) as required by Applicable Law; or (iv) as set forth in schedules to the Merger Agreement, the Company will ensure that it and each of its Subsidiaries conducts its business and operations in the ordinary course, consistent with past practice and use its commercially reasonable efforts to: (a) preserve intact its business organization and material assets; (b) keep available the services of its officers and employees who are integral to the operation of the business as presently conducted; (c) maintain in effect all of its Governmental Authorizations; and (d) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with the Company. The Company also agreed that, at all times from the execution of the Merger Agreement until the Control Time, except as set forth in clauses (i) through (iv) above, the Company will not, and will not permit any of its Subsidiaries to:

●

declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or property) in respect of any shares of the Company’s capital stock, or repurchase, redeem or otherwise reacquire any shares of the Company’s capital stock, other than (i) dividends or distributions between or among the Company and its Subsidiaries to the extent consistent with past practices; and (ii) other acquisitions or distributions of Shares resulting from the forfeiture, vesting or settlement (including tax withholding) or exercise of Company Options, Company RSUs or Company Restricted Shares, as applicable, outstanding on the date of the Merger Agreement;

●

sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security of the Company; (ii) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security of the Company; or (iii) any instrument convertible into or exchangeable for any capital stock or other security of the Company, in each of clauses (i) through (iii) other than: (A) the issuance of Shares upon the exercise or settlement of Company Options or Company RSUs, or pursuant to the terms of the Company Restricted Stock Awards that are outstanding on the date of the Merger Agreement, in each case in accordance with the applicable equity award’s terms as in effect on the date of the Merger Agreement (or as may be amended, or granted or awarded not in violation of the Merger Agreement), and (B) grants or awards of Shares (including Company Restricted Shares) or Company Options or Company RSUs required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements (including new hire offer letters) in effect as of the date of the Merger Agreement (or as may be amended or entered into not in violation of the Merger Agreement);

●

split, combine or reclassify its outstanding shares of capital stock of the Company or enter into any agreement with respect to voting of any of the capital stock of any of the Company or any securities convertible into or exchangeable for such capital stock;

●

increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Company’s current or former directors or executive officers, except for (i) increases required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements in effect as of the date of the Merger Agreement (or as may be amended or entered into not in violation of the Merger Agreement); or (ii) increases required under any Employee Plan or under Applicable Law (for the avoidance of doubt, the Company will be permitted to pay its employees (or those of its Subsidiaries) bonuses earned for the fiscal year ended December 31, 2015);

●

except to the extent required by (i) Applicable Law (including Section 409A of the Code), or (ii) any Employee Plan in effect as of the date of the Merger Agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Company Options or other Company stock-based compensation prior to the Acceptance Time;

●	amend or modify, or authorize or formally propose to amend or modify, any of the Company Charter Documents;

●

incur, or assume or otherwise become liable for any long-term or short-term Indebtedness except (i) for borrowings under the Company’s current credit facilities in the ordinary course of business consistent with past practice; or (ii) in respect of Indebtedness owing by any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

●	incur or commit to incur any capital expenditures in an amount in excess of $500,000 individually or $1,500,000 in the aggregate in any three month period;

●

sell, lease, license, pledge, transfer, subject to any Encumbrance or otherwise abandon, cease to prosecute, or dispose of any Intellectual Property Assets, or other material assets or properties except (i) pursuant to existing contracts or commitments; (ii) non-exclusive licenses of Company Intellectual Property Assets to its customers, contractors, partners or suppliers in the ordinary course of business consistent with past practice; (iii) sales of inventory or used equipment in the ordinary course of business consistent with past practice; (iv) Permitted Encumbrances incurred in the ordinary course of business consistent with past practice; or (v) abandonment or cessation of prosecution of Intellectual Property Assets no longer used in the Business, where the Company has determined in its reasonable business judgment that such abandonment or cessation is desired;

●	change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or Applicable Law or as otherwise specifically disclosed in the Company SEC Documents;

●	enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements;

●

(i) modify or amend in any material respect, or terminate or cancel (excluding terminations or cancellations upon expiration of the term thereof in accordance with their terms) or extend any Material Contract, except in the ordinary course of business consistent with past practice; or (ii) enter into any Contract that if in effect on the date of the Merger Agreement would be a Material Contract;

●	enter into any new line of business outside of the ordinary course of business;

●	settle, pay or discharge any litigation, investigation, or arbitration, other than the settlement, payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

●

enter into any agreement providing for the divestiture of certain interests held by the Company, or the sale of any material assets or properties related to such interests, other than in the ordinary course of business;

●	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

●	authorize, or agree, resolve or commit to take, any of the foregoing actions.

“Control Time” means the earlier of (i) such time as Purchaser Designees first constitute at least a majority of the Company Board, and (ii) the Effective Time.

No Solicitation.

The Company has agreed that it will not, nor will the Company permit any of its Subsidiaries to, nor will the Company authorize any of its Representatives or any of its Subsidiary’s Representatives to, and the Company will not publicly propose to, directly or indirectly (other than with respect to CalAmp and Purchaser):

●	solicit, initiate, facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal;

●

engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding an Acquisition Proposal, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating an Acquisition Proposal; or

●

enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement.

In addition, the Company will, and will cause its Subsidiaries to, and will direct the Company’s and its Subsidiaries’ Representatives to, immediately cease and terminate any existing discussions or negotiations with any Third Party theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal.

Notwithstanding anything to the contrary contained in the Merger Agreement, if, at any time prior to the Acceptance Time:

●	the Company receives a written Acquisition Proposal from a Third Party;

●	such Acquisition Proposal did not result from a breach of the Merger Agreement (except for any immaterial breach by a Representative of the Company who is not an officer or director of the Company);

●

the Company Board or any committee thereof determines in good faith, after consultation with the Company Financial Advisor and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal; and

●

the Company Board determines in good faith after consultation with outside legal counsel that the failure to take the actions referred to below would constitute a breach of its fiduciary duties to the stockholders of the Company under Applicable Law, then the Company may furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries, and enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, however, that the Company:

●	will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement; and

●	will promptly provide to CalAmp any material non-public information concerning the Company or its Subsidiaries or access provided to such Third Party which was not previously provided to CalAmp.

Notwithstanding anything to the contrary contained in the Merger Agreement, the Company and its Representatives may (without any determination by the Company Board or any committee thereof or consultation with the Company Financial Advisor or outside legal counsel) (i) following the receipt of an Acquisition Proposal from a Third Party that did not result from a breach of the Merger Agreement (except for any immaterial breach by a Representative of the Company who is not an officer or director of the Company), contact such Third Party solely in order to clarify and understand the terms and conditions of an Acquisition Proposal made by such Third Party so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and/or (ii) direct any Persons to the Merger Agreement.

From and after the date of the Merger Agreement, and except to the extent expressly prohibited by a confidentiality agreement in place as of the date of the Merger Agreement, the Company will as promptly as practicable (and in any event within twenty-four (24) hours) notify CalAmp of any Acquisition Proposal, which notification will include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the Third Party making such Acquisition Proposal. The Company will thereafter keep CalAmp reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within twenty four (24) hours after receipt thereof (except to the extent expressly prohibited by a confidentiality agreement in place as of the date of the Merger Agreement).

The Company has agreed not to release or permit the release of any Person from, or to waive or permit the waiver or termination of any provision of, any confidentiality, "standstill" or similar agreement to which any of the Company or any of its Subsidiaries is a party, other than to the extent the Company Board or any committee thereof determines in good faith, after consultation with the Company Financial Advisor and outside legal counsel, that failure to do so would constitute a breach of the directors’ fiduciary duties under Applicable Law.

For purposes of the Merger Agreement, "Acquisition Proposal" means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company; (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; or (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

For the purposes of the Merger Agreement, "Superior Proposal" means any unsolicited bona fide written Acquisition Proposal that the Company Board or any committee thereof determines in good faith (after consultation with the Company Financial Advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, including the form of consideration, financing terms (which shall not include a financing condition) thereof, timing and the likelihood of consummation, would, if consummated, result in a transaction that is more favorable to the Company’s stockholders than the Offer and the Merger (including any adjustment to the terms and conditions proposed by CalAmp in response to such proposal, if applicable); provided, however, that, for purposes of this definition of "Superior Proposal," references in the term "Acquisition Proposal" to "20% or more" will be deemed to be references to "more than 50%".

Change in Recommendation/Termination in Connection with a Superior Proposal.

The Company has agreed that, except as set forth below, neither the Company Board nor any committee thereof will (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify the Company Board Recommendation, in each case in any manner adverse to the transactions contemplated by the Merger Agreement; or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal (each of the actions described in clauses (i) and (ii) is an "Adverse Change Recommendation").

At any time prior to the Control Time, the Company Board may, if the Company Board determines in good faith (after consultation with the Company Financial Advisor and outside legal counsel), that the failure to do so would constitute a breach of the fiduciary duties of the Company Board under Applicable Law, (i) make an Adverse Change Recommendation in response to either (a) a Superior Proposal received after the date of the Merger Agreement or (b) any material fact, event, change, development or circumstance not known by the Company Board as of the date of the Merger Agreement and not relating to the receipt, existence or terms of any Acquisition Proposal or consequence thereof (such fact, event, change, development or circumstance, an "Intervening Event") or (ii) cause the Company to terminate the Merger Agreement and authorize the Company to enter into a definitive agreement with respect to a Superior Proposal (which agreement will be entered into substantially concurrently with such termination (or no later than the next business day if such termination occurs on a day that is not a business day)), subject in each case to compliance with the terms below, as applicable.

In the case of a Superior Proposal, no Adverse Change Recommendation and/or no termination of the Merger Agreement may be made:

●

until after the third business day following written notice from the Company advising CalAmp that the Company Board intends to make an Adverse Change Recommendation and/or terminate the Merger Agreement and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of any other relevant transaction documents;

●

unless during such three business day period, the Company negotiates, and causes its Representatives to negotiate, to the extent requested by CalAmp, with CalAmp in good faith to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company Board to maintain the Company Board Recommendation and not make an Adverse Change Recommendation and/or terminate the Merger Agreement; and

●

unless, prior to the expiration of such three business day period, CalAmp does not make a proposal to adjust the terms and conditions of the Merger Agreement that the Company Board determines in good faith (after consultation with the Company Financial Advisor and outside legal counsel) to be at least as favorable to the Company’s stockholders as the Superior Proposal.

In the case of an Intervening Event, no Adverse Change Recommendation may be made:

●

until after the third business day following written notice from the Company advising CalAmp that the Company Board intends to take such action and specifying the facts underlying the determination by the Company Board that an Intervening Event has occurred, and the reason for the Adverse Change Recommendation, in reasonable detail (and the Company will keep CalAmp reasonably informed of material developments with respect thereto); and

●

unless during such three business day period, the Company negotiates, and causes its Representatives to negotiate, to the extent requested by CalAmp, with CalAmp in good faith to enable CalAmp to amend the Merger Agreement in such a manner that obviates the need for an Adverse Change Recommendation; and

●

unless, by the expiration of such three business day period, the Company Board determines in good faith, taking into consideration any amendments to the Merger Agreement proposed by CalAmp (after consultation with the Company Financial Advisor and outside legal counsel), that the failure to effect an Adverse Change Recommendation would constitute a breach of the fiduciary duties of the Company Board under Applicable Law.

The Company is not prohibited from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, the failure to make such disclosure would constitute a breach of the fiduciary duties of the Company Board under Applicable Law or any disclosure requirements under Applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (other than a "stop, look and listen" communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act) will be deemed an Adverse Change Recommendation unless the Company Board publicly states that its recommendation with respect to the Merger Agreement has not changed or refers stockholders to the prior recommendation of the Company Board with respect to the Merger Agreement.

Employee Benefits.

For a period commencing upon the Control Time and continuing through December 31, 2016, CalAmp has agreed to provide each Continuing Employee with (i) base salary or base hourly rate, in each case in an amount at least equal to the level that was provided to each such Continuing Employee immediately prior to the Control Time, and (ii) employee benefits (other than equity awards) that are no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Control Time. In addition, (i) each Continuing Employee will be eligible to receive certain scheduled severance benefits in the event such Continuing Employee is terminated without cause at any time before the first anniversary of the Control Time, (ii) CalAmp will assume and honor the terms of certain existing scheduled agreements and (iii) CalAmp will honor certain base salary or base hourly rate merit increases agreed by the parties.

CalAmp has also agreed to cause the service of each Continuing Employee to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under each CalAmp benefit plan in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Control Time and to the extent such credit would not result in a duplication of benefits.

CalAmp has also agreed, with respect to each CalAmp benefit plan that provides for dental, medical or vision benefits in which any Continuing Employee is or becomes eligible to participate, to use commercially reasonable efforts to cause each such CalAmp benefit plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such CalAmp benefit plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such CalAmp benefit plan but, with respect to long-term disability and life insurance benefits and coverage, solely to the extent permitted under the terms and conditions of CalAmp’s applicable insurance contracts in effect as of the Control Time; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such CalAmp benefit plan in satisfying any applicable co-payment or deductible requirements under such CalAmp benefit plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Employee Plan.

Indemnification and Insurance of the Company’s Directors and Officers.

CalAmp has agreed that, for six years after the Effective Time, CalAmp will, or will cause the Surviving Company to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, that in satisfying this obligation, neither CalAmp nor the Surviving Company will be obligated to pay annual premiums in excess of 250% of the amount per policy period the Company paid in its last full fiscal year prior to the date of the Merger Agreement, and if such premiums for such insurance would at any time exceed such maximum amount, then the Surviving Company will maintain policies of insurance that, in the Surviving Company’s and CalAmp’s good faith judgment, provide the maximum coverage available at an annual premium equal to such maximum amount.

CalAmp has also agreed that, from and after the Effective Time for a period of six years, each of CalAmp and the Surviving Company will: (i) indemnify and hold harmless each Indemnified Party for any and all costs, expenses (including reasonable fees and expenses of legal counsel, which shall be advanced as they are incurred, provided that the Indemnified Party shall have made an undertaking, if required by Applicable Law, to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification), judgments, fines, penalties, taxes or liabilities (including amounts paid in settlements or compromises) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any Proceeding (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or otherwise in connection with any action taken or not taken at the request of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as director, officer, employee, agent, trustee or fiduciary at the request of the Company or any Subsidiary of the Company (including in any capacity with respect to any employee benefit plan) to the fullest extent permitted under Applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (x) each indemnification agreement in effect between the Company or any of its Subsidiaries and any Indemnified Party as of the date of the Merger Agreement; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the articles of organization, bylaws or resolutions of the Company as in effect on the date of the Merger Agreement.

Reasonable Best Efforts.

Each of the parties to the Merger Agreement has, subject to certain limitations, agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by the Merger Agreement, including:

●

the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Bodies and the making of all necessary registrations and filings (including filings with Governmental Bodies, if any) and the taking of such steps as may be necessary (it being understood that the Company and CalAmp will be obligated only to use reasonable best efforts in so doing) to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Bodies;

●	the delivery of required notices to, and the obtaining of required consents or waivers from, Third Parties; and
●	the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger and to fully carry out the purposes of the Merger Agreement.

Takeover Laws.

The parties have agreed that if any Takeover Law becomes or is deemed to become applicable to the Company, CalAmp, Purchaser, the Offer, the acquisition of Shares pursuant to the Offer, the Top-Up Option or the Merger, then the parties will take all action necessary to render such Takeover Law inapplicable to the foregoing.

Other Covenants.

The Merger Agreement contains other covenants among the parties, including covenants relating to obtaining third party consents and regulatory approvals, stockholder litigation, public announcements, access to information and confidentiality, certain matters relating to Rule 14d-10(d) and Rule 16b-3 under the Exchange Act, stock exchange delisting and deregistration of the Shares and additional agreements.

Conditions to the Merger.

Each party’s obligation to effect the Merger on the Closing Date is subject to satisfaction of the following conditions:

●	if required by law, the Shareholder Approval has been obtained;
●	Purchaser has accepted for payment and paid for the Shares validly tendered and not withdrawn in the Offer; and
●

there is no Order (whether temporary, preliminary or permanent) in effect precluding, restraining, enjoining or prohibiting consummation of the Merger and no Applicable Law shall have been enacted or promulgated by any federal or state Governmental Body of competent jurisdiction and remain in effect that precludes, restrains, enjoins or prohibits the consummation of the Merger.

Conditions to the Offer.

For a description of the conditions to the Offer, see "The Offer—Section 15—Conditions of the Offer."

Termination of the Merger Agreement.

The Merger Agreement may be terminated prior to the Effective Time:

●	by mutual written consent of CalAmp and the Company;
●

by either CalAmp or the Company by written notice to the other if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable Order or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger or making consummation of the Offer or the Merger illegal; provided, that this right is not available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Order;

●

by CalAmp by written notice to the Company if prior to the Acceptance Time the Company Board (i) has effected an Adverse Change Recommendation, (ii) has failed to recommend against acceptance of any tender offer or exchange offer for the Shares by a Third Party within ten (10) business days after commencement of such offer, or (iii) has materially breached any of its obligations described in "No Solicitation" above, and such breach has resulted in an Acquisition Proposal;

●

by the Company by written notice to CalAmp if the Company fails to commence the Offer provided, that the Company may not terminate the Merger Agreement if such failure to commence the Offer resulted from the breach of the Merger Agreement by the Company;

●

by either the Company or CalAmp if the Acceptance Time shall not have occurred by August 1, 2016; provided, that this right is not available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before such date;

●

by the Company by written notice to CalAmp at any time prior to the Acceptance Time in order to accept a Superior Proposal, and substantially concurrently with such termination the Company enters into a definitive agreement with respect to such Superior Proposal and pays the Company Termination Fee described below;

●

by CalAmp by written notice to the Company at any time prior to the Acceptance Time in the event of a breach by the Company of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement that would result in any of the Offer Conditions not being satisfied; provided, that if such a breach or failure is curable by the Company within the earlier of August 1, 2016 and twenty business days of the date CalAmp gives the Company notice of such breach or failure and the Company is continuing to use its reasonable best efforts to cure such breach or failure, then CalAmp will not terminate on account of such breach or failure unless such breach or failure remains uncured upon the earlier of August 1, 2016 and the expiration of such twenty business day period; provided further, that CalAmp cannot exercise this right of termination if either CalAmp or Purchaser is in breach of its obligations under the Merger Agreement such that the Company is entitled to terminate; or

●

by the Company by written notice to CalAmp at any time prior to the Acceptance Time in the event of a breach by CalAmp or Purchaser of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement that would result in any of the Offer Conditions not being satisfied; provided, that if such a breach or failure is curable by CalAmp within the earlier of August 1, 2016 and twenty business days of the date the Company gives CalAmp notice of such breach or failure and CalAmp is continuing to use its reasonable best efforts to cure such breach or failure, then the Company will not terminate on account of such breach or failure unless such breach or failure remains uncured upon the earlier of August 1, 2016 and the expiration of such twenty business day period; provided further, that the Company cannot exercise this right of termination if either the Company is in breach of its obligations under the Merger Agreement such that CalAmp is entitled to terminate.

Effects of Termination.

In the event of termination of the Merger Agreement, the Merger Agreement will be of no further force or effect without liability of any party (or any Representative of such party) to each other party hereto, except that none of CalAmp, Purchaser or the Company will be relieved or released from any liabilities or damages arising out of its knowing or intentional breach of any provision of the Merger Agreement or any fraud, subject only, with respect to any such liabilities of the Company, to payment by the Company of the termination fee described below.

Termination Fees and Expenses.

The Company has agreed to pay CalAmp a $4.5 million termination fee (the "Termination Fee") if:

●	the Merger Agreement is terminated by CalAmp pursuant to the third bullet point above under "Termination of the Merger Agreement";
●	the Merger Agreement is terminated by the Company pursuant to the sixth bullet point above under "Termination of the Merger Agreement"; or
●

the Merger Agreement is terminated by CalAmp or the Company pursuant to the fifth or seventh bullet point above under "Termination of the Merger Agreement," after the date of the Merger Agreement and at or prior to the time of the termination of the Merger Agreement an Acquisition Proposal was publicly made, commenced, submitted or announced and not withdrawn and the Company consummates an Acquisition Proposal within twelve months after such termination or the Company enters into a definitive agreement within twelve months after such termination to effect an Acquisition Proposal, and such Acquisition Proposal is later consummated (provided that, all percentages in the definition of Acquisition Proposal will be replaced with 50% for this purpose).

Modification or Amendment.

Prior to the Effective Time, the Merger Agreement may be amended with the mutual agreement of the Company and CalAmp at any time by an instrument in writing signed on behalf of each of the parties to the Merger Agreement, with certain amendments being subject to the approval of the Independent Directors.

Specific Performance.

The parties to the Merger Agreement have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties have accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Massachusetts Courts and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity.

13. Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger.

Purpose of the Offer; Plans for the Company. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is for Parent, through Purchaser, to acquire at least a two-thirds (66 ⅔%) of the voting interest in the Company as the first step in acquiring 100% of the equity interests in the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Top-Up Option and the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser may exercise and consummate the Top-Up Option and expects to complete the Merger as promptly as practicable. The Merger Agreement provides, among other things, that Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Company and a wholly-owned subsidiary of Parent. Also upon consummation of the Merger, the Merger Agreement provides that:

●

the articles of organization of the Company, as in effect immediately before the effective time of the Merger, will be amended pursuant to the filing of the articles of merger (which includes the amendments set forth in the exhibit to the Merger Agreement) with the Secretary of the Commonwealth of Massachusetts, and as so amended, will be the articles of organization of the Surviving Company;

●

the bylaws of the Company will be amended at the effective time of the Merger to read in their entirety as set forth in the exhibit to the Merger Agreement, and as so amended, will be the bylaws of the Surviving Company; and

●	the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Company.

See "The Offer—Section 12—The Merger Agreement."

If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Surviving Company. Similarly, after selling your Shares in the Offer or the exchange of your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of the Company or Surviving Company, as applicable.

If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer and the Top-Up Option, if applicable, the Merger may be consummated without action of the Company's stockholders. After careful consideration, the Company Board has unanimously recommended that the Company's stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, approve the Merger Agreement.

Except as provided in the Letter of Transmittal, this Offer does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time.

If Purchaser accepts Shares for payment, promptly after such time, Purchaser will become entitled to designate such number of directors, rounded up to the nearest whole number, on Company Board (the "Purchaser Designees"), as will give Purchaser representation on the Company Board equal to the product of (x) the total number of members on the Company Board (after giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that the number of Shares beneficially owned by CalAmp or Purchaser at such time (including Shares accepted for payment) bears to the total number of Shares then outstanding on a fully diluted basis. The Company will also, upon CalAmp’s request, to the extent permitted by the applicable requirements of the SEC and NASDAQ, use commercially reasonable efforts to cause Purchaser Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board; (ii) each board of directors (or similar body) of each wholly-owned Subsidiary of the Company; and (iii) each committee (or similar body) of each such board.

Notwithstanding the foregoing, at least three of the members of the Company Board will, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date of the Merger Agreement and who qualify as independent directors for purposes of the continued listing requirements of NASDAQ.

The purpose of any exercise by Purchaser of the Top-Up Option following completion of the Offer would be to acquire an additional number of Shares sufficient to permit Purchaser to effect a "short-form" merger in accordance with the applicable provisions of the MBCA and to thereby acquire the remaining outstanding ownership interests in the Company without requiring a vote of the stockholders of the Company. Although Purchaser currently intends to purchase Shares pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that Purchaser will ultimately do so.

Statutory Requirements; Short Form Merger. The MBCA provides that if a Massachusetts parent company owns at least 90% of each class of outstanding voting shares of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the board of directors or the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, exercise of the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, CalAmp and Purchaser expect to effect the Merger as a "short-form merger" pursuant to Section 11.05 of the MBCA, as soon as practicable. Under such circumstances, neither the approval of any holder of Shares other than Purchaser, or of the Company Board, would be required. Even if CalAmp and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer and the Top-Up Option, CalAmp and Purchaser could seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90% threshold and effect a short-form merger. The price per Share that may be paid for any Shares so acquired may be greater or less than that paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

14. Dividends and Distributions.

If, between the date of this Offer to Purchase and the effective time of the Merger, any change in the outstanding shares of capital stock of the Company occurs by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Offer Price, Merger Consideration and any other amounts payable pursuant to the Offer and the Merger Agreement will be appropriately adjusted.

15. Conditions of the Offer.

Capitalized terms used in this "The Offer—Section 15—Conditions of the Offer," but not defined herein have the respective meanings given to them in the Merger Agreement.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares validly tendered and not withdrawn, if immediately prior to the Expiration Time:

(i) there has not been validly tendered and not validly withdrawn such number of Shares that, considered together with all other Shares (if any) then beneficially owned by Parent, Purchaser and their controlled Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantees), represent at least two-thirds (66 ⅔%) of the total number of outstanding Shares on a fully diluted basis (such condition in this subsection (i), the "Minimum Condition");

(ii) any applicable waiting period (or any extension thereof) or approval under the HSR Act or other Antitrust Laws has not expired or been terminated or obtained (which applicable waiting period under the HSR Act has expired);

(iii) any of the following conditions exists:

(1) a Governmental Body has enacted, issued, promulgated, enforced or entered any Applicable Law or Order which is then in effect and has the effect of enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Offer or the Merger;

(2) there is pending any Legal Proceeding by any Governmental Body that seeks to make illegal or otherwise prohibit the consummation of the Offer or the Merger (which will remain subject to Section 6.1 of the Merger Agreement);

(3) (A) the representations and warranties of the Company set forth in Section 3.5(c) of the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date or time, (B) the representations and warranties of the Company set forth in the first sentence of each of Sections 3.2(a) and (c) of the Merger Agreement are not true and correct as of the date of the Merger Agreement (in each case, other than de minimis inaccuracies) (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty need only be true and correct other than de minimis inaccuracies as of such earlier date) and (C) the representations and warranties set forth in Sections 3.2(e), 3.21(a) and (c) and 3.22, and in the first sentence of each of Sections 3.1(a) and (c), of the Merger Agreement are not true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date or time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty need only be true and correct in all material respects as of such earlier date);

(4) the other representations and warranties of the Company set forth in the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date or time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty need only be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to "materiality," "Company Material Adverse Effect" or words of similar import) would not, individually or in the aggregate, have a Company Material Adverse Effect;

(5) the Company has breached or failed to perform in all material respects the agreements and covenants required to be performed by it under the Merger Agreement, and such breach or failure to perform has not been cured to the good faith satisfaction of Parent; or

(6) Parent and Purchaser have not received a certificate executed on behalf of the Company by an authorized officer confirming that the conditions set forth in clauses (3), (4) and (5) of this subsection (iii) have been satisfied; or

(iv) the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition), in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

16. Certain Legal Matters; Regulatory Approvals; Appraisal Rights.

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under "Other State Takeover Statutes," such approval or other action will be sought. Except as described below under "Antitrust," there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions and subject to the terms of the Merger Agreement. See "The Offer—Section 15—Conditions of the Offer."

Massachusetts Takeover Statutes. The Company is incorporated under the laws of the Commonwealth of Massachusetts and is subject to (i) Chapter 110C of the Massachusetts General Laws, which requires the person commencing a takeover bid, defined to include any acquisition of or offer to acquire equity securities of a target company that would result in the offeror beneficially owning more than 10% of the issued and outstanding equity securities of the target company, to file certain information with the Secretary of the Commonwealth and the target company and provides that a person who beneficially owns more than 5% of the stock of a Massachusetts corporation may not make a takeover bid if during the preceding year such person acquired any of the subject corporation’s stock and failed to disclose their intent to gain control of the corporation; (ii) Chapter 110D of the Massachusetts General Laws, which regulates control share acquisitions; and (iii) Chapter 110F of the Massachusetts General Laws, which prohibits a publicly-held Massachusetts corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless certain conditions are met.

The Company has represented that the Company Board (i) has approved and adopted the Merger Agreement and the transactions contemplated thereby; and (ii) has taken and will take all actions necessary to render Chapters 110C, 110D and 110F of the Massachusetts General Laws inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not made efforts to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from obtaining voting rights in shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See "The Offer—Section 15—Conditions of the Offer."

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on February 8, 2016. On February 12, 2016, the Federal Trade Commission granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or the Company's substantial assets. Private parties and individual states may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The Offer—Section 15—Conditions of the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state or other governmental body has commenced a proceeding that seeks to make illegal or otherwise prohibit the consummation of the Offer or the Merger. See "The Offer—Section 15—Conditions of the Offer."

Appraisal Rights. You do not have appraisal rights as a result of the Offer.

In addition, you may not have appraisal rights if the Merger is consummated following consummation of the Offer. Section 13.02(a)(1) of the MBCA generally provides that stockholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the stockholder and certain other conditions are met. In addition, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Merger, any stockholder of the Company believing it is entitled to appraisal rights and wishing to preserve such rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which set forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA may result in the loss of any appraisal rights to which such stockholder otherwise may be entitled.

If any holder of Shares who demands appraisal under Part 13 of the MBCA fails to perfect, or effectively withdraws or loses its rights to appraisal as provided in the MBCA, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger. A stockholder may withdraw its demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger. A stockholder’s right to obtain payment for the fair value of its shares will also terminate if the Merger is abandoned or rescinded, if a court having jurisdiction permanently enjoins or sets aside the Merger, or if the stockholder’s demand for payment is withdrawn with the consent of the Company.

In light of the complexity of Part 13 of the MBCA, any stockholders of the Company wishing to pursue appraisal rights with respect to the Merger, if available, should consult their legal advisors.

The foregoing summary of appraisal rights under the MBCA does not purport to be a complete statement of law pertaining to appraisal rights under the MBCA or of the procedures to be followed by the Company's stockholders of desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to the MBCA.

Additional notices regarding appraisal rights, if required, will be sent to non-tendering holders of Shares in connection with the completion of the Merger.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions. This rule may, under certain circumstances, be applicable to the Merger or another business combination between Purchaser (or its affiliates) and the Company following consummation of the Offer; however, based on Purchaser's current expectations with respect to the Company, Purchaser does not believe that Rule 13e-3 will be applicable. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in the proposed transaction be filed with the SEC and disclosed to stockholders prior to consummation of the proposed transaction.

17. Legal Proceedings.

As of the date of this Offer to Purchase, we are not aware of any legal proceedings relating to the Offer.

18. Fees and Expenses.

We have retained D.F. King & Co., Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

19. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of CalAmp or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under "The Offer—Section 9—Certain Information Concerning Purchaser and CalAmp."

Lexus Acquisition Sub, Inc.
February 16, 2016

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CALAMP AND PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF CALAMP

The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of CalAmp and Purchaser are set forth below. The business address of each director and officer is c/o CalAmp Corp., 1401 N Rice Ave, Oxnard, California 93030 and the business telephone number of each director and officer is (805) 987-9000. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with CalAmp. None of the directors and officers of CalAmp listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States. No director or officer of CalAmp has engaged in any transaction or material contract with the Company or its affiliates in the past two years. No director or officer of CalAmp is the beneficial owner of shares of the Company's stock, and no director or officer of CalAmp has engaged in a transaction involving the securities of the Company in the past 60 days.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Current Principal Occupation or Employment and Five-Year Employment History
A.J. Moyer, Chairman of the Board of Directors

A.J. "Bert" Moyer, a director of CalAmp since 2004, is currently a business consultant and private investor. He previously served as Executive Vice President and Chief Financial Officer of QAD Inc., a publicly held software company that is a provider of enterprise resource planning software applications, from 1998 until 2000. Prior to joining QAD in 1998, Mr. Moyer served as Chief Financial Officer of Allergan Inc., a specialty pharmaceutical company based in Irvine, California, from 1995 to 1998. Earlier in his career Mr. Moyer served as Chief Financial Officer of Western Digital, National Semiconductor and Coldwell Banker. Mr. Moyer currently serves on the boards of Collectors Universe, Inc., a company engaged in authentication and grading services for high-end collectibles, and MaxLinear, Inc., a provider of semiconductor products for broadband communications. During the past five years he has also served on the boards of Virco Manufacturing Corporation, RedFlex Holdings Limited, Lasercard and Occam Networks. Mr. Moyer received a BS degree in Finance from Duquesne University and graduated from the Advanced Management Program at the University of Texas, Austin. Mr. Moyer holds a Masters Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.

Kimberly Alexy, Director

Kimberly Alexy was appointed a director of CalAmp in 2008. She is the Principal of Alexy Capital Management, a private investment management firm that she founded in 2005. From 1998 to 2003, she was senior vice president and managing director of equity research for Prudential Securities, where she served as principal technology hardware analyst for the firm. Prior to joining Prudential, Ms. Alexy was vice president of equity research at Lehman Brothers, where she covered the computer hardware sector, and assistant vice president of corporate finance at Wachovia Bank. Ms. Alexy currently serves on the board of directors of Five9, Inc., VIZIO Holdings, Inc., and FireEye, Inc. During the past five years, Ms. Alexy also served on the boards of Dot Hill Systems Corp., SouthWest Water Company and SMART Modular Technologies (WWH), Inc. Ms. Alexy is a Chartered Financial Analyst (CFA), and holds a BA degree in Psychology from Emory University and an MBA with a concentration in Finance and Accounting from the College of William and Mary.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Jeffery Gardner, Director

Jeffery Gardner was appointed a director of CalAmp effective January 1, 2015. He is the President and Chief Executive Officer of Monitronics Security, the nation’s second-largest residential security provider. Mr. Gardner currently serves on the board of Qorvo, Inc., the company created by the combination of RF Micro Devices, Inc. and TriQuint Semiconductor, Inc. in December 2014. Prior to that Mr. Gardner served on the board of RF Micro Devices since 2004. In addition, from 2005 until February 2015, Mr. Gardner was a director of Windstream Corporation ("Windstream"), a leading provider of advanced network communications and technology solutions, including cloud computing and managed services. Mr. Gardner also served as the President and Chief Executive Officer of Windstream from 2005 until December 2014. Before joining Windstream, Mr. Gardner served as Executive Vice President and Chief Financial Officer of Alltel Corp. Earlier, Mr. Gardner held a variety of senior management positions at 360 Communications, which merged with Alltel in 1998. Mr. Gardner received a Bachelor of Arts degree in Finance from Purdue University and an MBA degree from The College of William and Mary. He is currently a National Association of Corporate Directors Board Leadership Fellow, and he previously served on several national associations including the Business Roundtable and the United States Telecom Association.

Amal Johnson, Director

Amal Johnson was appointed a director of CalAmp in December 2013. Ms. Johnson is currently the Executive Chairman of Author-IT Inc., a Software as a Service private company that provides a platform for creating, maintaining, and distributing single-sourced technical content. Prior to joining Author-IT, Ms. Johnson led MarketTools, Inc. a software and services company as Chief Executive Officer from 2005 to 2008, and then as Chairman of the Board until the company was acquired in January 2012. Prior to MarketTools, Ms. Johnson was a general partner at Lightspeed Venture Partners, focusing on enterprise software and infrastructure, from March 1999 to March 2004. Previously, Ms. Johnson was President of Baan Supply Chain Solutions, President of Baan Affiliates, and President of Baan Americas, from October 1994 to January 1999. Prior to that, Ms. Johnson served as President of ASK Manufacturing Systems from August 1993 to July 1994 and held executive positions at IBM from 1977 to June 1993. Ms. Johnson holds a BA degree in Mathematics from Montclair State University and studied Computer Science at Stevens Institute of Technology graduate school of engineering. Ms. Johnson also serves as a director of Intuitive Surgical, Inc. and Mellanox Technologies, Ltd.

Jorge Titinger, Director

Jorge Titinger was appointed a director of CalAmp in June 2015. Mr. Titinger currently serves as President, Chief Executive Officer and a member of the board of directors of Silicon Graphics International Corp., a position he has held since February 2012. Mr. Titinger served as President, Chief Executive Officer and board member of Verigy Ltd. from January 2011 until October 2011, as President and Chief Operating Officer from July 2010 to January 2011, and as Chief Operating Officer from June 2008 to July 2010. Verigy was acquired by Advantest Corporation in July 2011 and Mr. Titinger continued to serve in a transitional role following the acquisition until October 2011 as President and Chief Executive Office of Verigy, then a subsidiary of Advantest Corporation. Prior to his service at Verigy, Mr. Titinger held executive positions at FormFactor, Inc. from November 2007 to June 2008 and KLA-Tencor Corporation from December 2002 to November 2007. In addition to serving as a director of Silicon Graphics, Mr. Titinger currently serves on the board of Xcerra Corporation. Mr. Titinger holds BS and MS degrees in Electrical Engineering and an MS degree in Engineering Management, all from Stanford University.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Larry Wolfe, Director

Larry Wolfe was appointed a director of CalAmp in 2008. From 2006 to 2010, Mr. Wolfe was the President and Chief Executive Officer of Taxcient, Inc., a privately held provider of sales and use tax compliance software and services that merged with Avalara, Inc. in 2010. In conjunction with this merger, Mr. Wolfe joined Avalara's Board and served as a director of that company until April 2014. Mr. Wolfe also served as a director of QAD Inc. from 2002 to 2006. From 1987 until 2001, Mr. Wolfe was employed by Intuit Inc. and certain predecessor companies, most recently as senior vice president responsible for the tax division. In addition to his role as senior vice president, Mr. Wolfe was vice president and general manager of Intuit's Personal Tax Group where he guided the successful launch of the online version of TurboTax for web-based tax return preparation and filing services. Mr. Wolfe is also a former board member of the San Diego Software Industry Council. Earlier in his career, Mr. Wolfe was a managing partner at two certified public accounting firms, Wolfe & Co. and Strand Wolfe & Lutton. He began his career at the accounting firm Deloitte Haskins & Sells, where he earned his CPA license. Mr. Wolfe received a BS degree in Business Administration from the University of Southern California.

Michael Burdiek, Director, President and Chief Executive Officer

Michael Burdiek joined CalAmp in June 2006 and was appointed President of CalAmp’s Wireless DataCom segment in March 2007. He was appointed Chief Operating Officer of CalAmp in June 2008 and was promoted to President and Chief Operating Officer in April 2010. Effective June 1, 2011, Mr. Burdiek was appointed President and Chief Executive Officer of CalAmp and was also appointed to the Board of Directors. Mr. Burdiek also serves on the board of directors of Five9, a leading provider of cloud contact center software. Prior to joining CalAmp, Mr. Burdiek was the President and Chief Executive Officer of Telenetics Corporation, a manufacturer of data communications products. From 1987 to 2003, Mr. Burdiek held a variety of technical and executive management roles with Comarco, Inc., a provider of test solutions to the wireless industry. Mr. Burdiek began his career as a design engineer with Hughes Aircraft Company. He holds MBA and MSEE degrees from California State University - Fullerton, and a BS degree in Electrical Engineering from Kansas State University.

Richard Vitelle, Executive Vice President, Chief Financial Officer and Corporate Secretary

Rick Vitelle joined CalAmp in 2001 and currently serves as Executive Vice President, Chief Financial Officer and Corporate Secretary. Prior to joining CalAmp, Mr. Vitelle served as Vice President of Finance and Administration and Chief Financial Officer of SMTEK International Inc. (formerly known as DDL Electronics Inc.). Earlier in his career, Mr. Vitelle served as a senior manager with Price Waterhouse where he managed financial statement audit engagements for publicly traded companies, privately held businesses and large, complex governmental entities. Mr. Vitelle graduated summa cum laude with a bachelor’s degree in business administration from California State Polytechnic University, Pomona. He also holds a master’s degree in business administration from the University of California, Los Angeles. He has been licensed as a certified public accountant in the state of California since 1979.

Garo Sarkissian, Senior Vice President Corporate Development

Garo Sarkissian joined CalAmp in 2005 and currently serves as Senior Vice President Corporate Development. Prior to joining CalAmp, Mr. Sarkissian served as Principal and Vice President of Business Development for Global Technology Investments, a private equity firm, from 2003 to 2005. From 1999 to 2003, he held senior management and business development roles at California Eastern Laboratories, a private company developing and marketing radio frequency, microwave and optical components. Mr. Sarkissian began his career as an RF engineer in 1988 and developed state-of-the-art RF power products over a span of 10 years for M/A Com and NEC. Mr. Sarkissian holds a master’s degree in business administration from INSEAD in Fontainebleau, France; a master’s degree in electrical engineering from the University of California, Irvine; and a bachelor’s degree in electrical and computer engineering from California State Polytechnic University, Pomona.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Michael Burdiek, President

Michael Burdiek joined CalAmp in June 2006 and was appointed President of CalAmp’s Wireless DataCom segment in March 2007. He was appointed Chief Operating Officer of CalAmp in June 2008 and was promoted to President and Chief Operating Officer in April 2010. Effective June 1, 2011, Mr. Burdiek was appointed President and Chief Executive Officer of CalAmp and was also appointed to the Board of Directors. Mr. Burdiek also serves on the board of directors of Five9, a leading provider of cloud contact center software. Prior to joining CalAmp, Mr. Burdiek was the President and Chief Executive Officer of Telenetics Corporation, a manufacturer of data communications products. From 1987 to 2003, Mr. Burdiek held a variety of technical and executive management roles with Comarco, Inc., a provider of test solutions to the wireless industry. Mr. Burdiek began his career as a design engineer with Hughes Aircraft Company. He holds MBA and MSEE degrees from California State University - Fullerton, and a BS degree in Electrical Engineering from Kansas State University.

Richard Vitelle, Chief Financial Officer, Treasurer and Secretary

Rick Vitelle joined CalAmp in 2001 and currently serves as Executive Vice President, Chief Financial Officer and Corporate Secretary. Prior to joining CalAmp, Mr. Vitelle served as Vice President of Finance and Administration and Chief Financial Officer of SMTEK International Inc. (formerly known as DDL Electronics Inc.). Earlier in his career, Mr. Vitelle served as a senior manager with Price Waterhouse where he managed financial statement audit engagements for publicly traded companies, privately held businesses and large, complex governmental entities. Mr. Vitelle graduated summa cum laude with a bachelor’s degree in business administration from California State Polytechnic University, Pomona. He also holds a master’s degree in business administration from the University of California, Los Angeles. He has been licensed as a certified public accountant in the state of California since 1979.

The Depositary for the Offer is:

By First Class Mail:	By Facsimile:	By Registered, Certified or Express
Computershare	For Eligible Institutions Only:	Mail, or Overnight Courier:
c/o Voluntary Corporate Actions	(617) 360-6810	Computershare
P.O. Box 43011		c/o Voluntary Corporate Actions
Providence, RI 02940-3011	Confirm Facsimile Transmission:	250 Royall Street, Suite V
	(781) 575-2332	Canton, MA 02021

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